NOTICE OF
2025 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR
MARCH 6, 2025

These materials are important and require your immediate attention. They require the shareholders of Ero Copper Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

NOTICE OF ANNUAL GENERAL
MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of ERO COPPER CORP. (the “Company” or “Ero”) will be held:

When: Thursday, April 24, 2025 3:30 p.m. (Vancouver time)	Where: Blake, Cassels & Graydon LLP (Pacific Boardroom) 1133 Melville Street, Suite 3500, Vancouver, B.C.
The following items of business will be covered at the Meeting:
1.receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024, and the auditor’s report thereon;
2.set the number of directors at ten (10) for the ensuing year;
3.re-elect ten (10) directors to hold office for the ensuing year;
4.reappoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year, and authorize the directors to fix the remuneration to be paid to the auditor;
5.authorize and approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation; and
6.transact such other business as may be properly brought before the Meeting.
The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be addressed at the Meeting, who can vote and how to vote. Please read it carefully before voting.
If you owned common shares of Ero as of the close of business on March 5, 2025 (the record date for the Meeting), you are entitled to receive notice of and vote at the Meeting or at any adjournment or postponement thereof.
Registered shareholders of Ero are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed proxy form in accordance with the instructions set out in the proxy form and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or vote using the telephone or internet based on instructions provided in the enclosed proxy form no later than 3:30 p.m. (Vancouver time) on April 22, 2025, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays), before the Meeting is reconvened. Please advise the Company of any change in your mailing address. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Important Notice Regarding Notice and Access
If you are a non-registered shareholder of Ero, you have received these materials, along with a voting instruction form ("VIF"), through your securities broker, custodian, nominee, fiduciary, or other intermediary holding your common shares on your behalf in accordance with applicable requirements of securities regulators. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions. Please refer to the section in the Circular entitled “Solicitation of Proxies and Voting Instructions” for additional information on how to vote your common shares.
We are using the "notice and access" model to deliver the Circular and any other proxy-related materials (collectively, the "Proxy Materials") to shareholders by providing electronic access to such materials instead of mailing paper copies. Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing and mailing costs.
The Proxy Materials are available on the Company's website at https://erocopper.com/investors/agm-materials/ and under the Company's profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov. Please review the Circular before voting.
Any shareholder may request paper copies of the Proxy Materials be mailed to them at no cost. Requests for paper copies prior to the Meeting can be made using your Control Number as it appears on your form of proxy or VIF and calling the following toll free number:

Shareholders with a 15 Digit Control Numbers	Shareholders with a 16 Digit Control Number
Within North America - 1-866-962-0498 (toll free)	Within North America - 1-877-907-7643 (toll free)
Outside of North America - 1-514-982-8716 (toll free)	Outside of North America - 1-303-562-9305 (toll free)
Requests for paper copies on or after the Meeting can be made by calling the Company's transfer agent, Computershare, at 1-800-564-6253 (toll free) or 1-514-982-7555 (toll free).
Paper copies of the Proxy Materials will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these materials before the April 22, 2025 proxy voting deadline noted above, please contact Computershare by no later than 5 p.m. (Vancouver time) on April 12, 2025.
Should you have any questions about notice and access, please call Computershare at 1-866-964-0492 (toll free).
DATED at Vancouver, British Columbia, this 6th day of March, 2025.
BY ORDER OF THE BOARD OF DIRECTORS
/s/ David Strang
David Strang
Executive Chairman

MESSAGE FROM THE PRESIDENT AND
CHIEF EXECUTIVE OFFICER
Dear Fellow Shareholders,
As we reflect on 2024 and look ahead to 2025, I want to thank you for your continued support and confidence in Ero Copper. This past year was marked by significant achievements, including the successful on-time completion of the Tucumã Project. Transitioning from construction to ramp-up brought new challenges as we worked towards commercial production. Our ability to navigate operational headwinds is a testament to the dedication, resilience, and expertise of our project and operating teams across the group. As we address these challenges to deliver on Tucumã, we entered 2025 with confidence and a clear vision: establish Ero Copper as the leading mining Company operating in Brazil, defined by safety, innovation and operational excellence to create lasting value for our shareholders, people and communities.

Executing on Our Growth Strategy

In July 2024, we achieved first saleable copper concentrate production at Tucumã, an extraordinary accomplishment delivered on schedule—less than three years after the publication of the project’s Optimized Feasibility Study in September 2021. Despite encountering challenges that extended Tucumã’s ramp-up timeline, the processing plant reached design recovery rates and concentrate grades during the fourth quarter, contributing to record consolidated copper production for the quarter. With a focus on steadily increasing plant throughput and achieving commercial production during the first half of 2025, Tucumã is expected to contribute significantly to our full-year consolidated copper production guidance of 75,000 to 85,000 tonnes.

At the Caraíba Operations, we made important progress on our growth strategy by advancing construction of the Pilar Mine’s new external shaft. This development, when complete in 2027, will support the creation of a two-mine system at Pilar, resulting in what we expect to be a significant increase in mining rates—up to three million tonnes of ore per annum. In the near term, we are focused on improving operational flexibility in the mine through increased underground development. While progress in 2024 was slower than expected on this front, we mobilized a second contractor in January 2025 and anticipate restoring meaningful flexibility within the mine by mid-year.

Additionally, during the fourth quarter, we initiated an extensive drilling campaign at the Furnas Copper-Gold Project, following the execution of a definitive earn-in agreement with Vale Base Metals in July 2024. In 2025, we expect to complete approximately 40,000 meters of exploration drilling at Furnas and look forward to sharing updates on the outstanding potential of this asset as our technical work program advances throughout the year.

Leadership Transition and a Vision for the Future

This past year also marked an important leadership transition at Ero Copper. On January 1, 2025, I assumed the role of President and Chief Executive Officer. I am grateful that in this next chapter, David Strang, will serve as Executive Chairman, where he will continue to provide leadership and support to our organization. As part of this transition, Noel Dunn, who co-founded our Company and served as Ero's Chairman since its inception, retired at the end of the year. I want to personally thank Noel for his years of leadership and invaluable contributions to the Company—his vision, mentorship and dedication were instrumental in shaping Ero Copper into the thriving organization it is today.

As I stated in our succession announcement in November 2024, I am honored by the trust that Noel, Dave and the Board of Directors have bestowed in selecting me as Ero's next CEO. I am deeply committed to our values, and to serving our shareholders to ensure the responsible delivery of our growth objectives.

The Case for Copper: A Strong Outlook

The fundamentals for copper remain incredibly compelling. As the world transitions toward a decarbonized energy system, we expect demand for copper will continue to grow, driven by renewable energy, the adoption of new energy-intensive technologies and global infrastructure development. While near-term market fluctuations will no doubt persist, the medium- and long-term outlook for copper is strong. Ero Copper is well-positioned to capitalize on this demand through a strategy centered on operational resilience, innovation and on advancing high-quality projects aligned with global decarbonization efforts.

As we look ahead, we remain committed to delivering sustainable growth and long-term value creation. I am deeply proud of the Company we have built and excited about the opportunities that lie before us.

Thank you for your trust and support.

Vamos em Frente,

/s/ Makko DeFilippo
Makko DeFilippo
President and Chief Executive Officer
March 6, 2025

MANAGEMENT INFORMATION CIRCULAR
ABOUT THIS MANAGEMENT INFORMATION CIRCULAR
This Circular is furnished in connection with the solicitation of proxies by the management of Ero for use at the Meeting to be held at 3:30 p.m. (Vancouver time) on Thursday, April 24, 2025 and at any adjournments or postponement thereof for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made by our directors, officers and employees, without special compensation. All costs of the solicitation for the Meeting will be borne by the Company.
Unless otherwise specified, the information contained in this Circular is current as of March 6, 2025. In this Circular, unless otherwise indicated, all dollar amounts represented by “$” are references to Canadian dollars and all dollar amounts represented by “US$” are references to United States dollars.

In this Circular, “we”, “us”, “our”, “Ero”, "Ero Copper" and the “Company” means Ero Copper Corp.
“You”, “your” and “shareholder” means holders of Shares of Ero as of the March 5, 2025 record date.
Your vote is important. You can vote by completing the proxy form included with this package or by attending the Meeting in person.

NOTICE AND ACCESS
Ero has elected to deliver the Proxy Materials, including the Circular, using the notice and access provisions, which govern the delivery of proxy-related materials to shareholders via the internet. The notice and access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for delivery to registered shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for delivery to non-registered (beneficial) shareholders (collectively, the "Notice and Access Provisions").
The Notice and Access Provisions allow the Company to choose to deliver the Proxy Materials to shareholders by posting them on a non-SEDAR+ website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. The Notice and Access Provisions can be used to deliver materials for both general and special meetings. Shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Circular, be mailed to them at the Company’s expense.
Under the Notice and Access Provisions, the Company must send to each shareholder a notice of meeting (the "N&A Notice") and the applicable voting document, being a form of proxy in the case of registered shareholders, or a VIF in the case of non-registered (beneficial) shareholders (collectively, the “notice package”).

On or about March 13, 2025, the Company will send to holders of Ero common shares of record as of the close of business on March 5, 2025 (the record date for the Meeting) a notice package containing the N&A Notice and the applicable voting document. The N&A Notice will contain basic information about the Meeting and the matters to be voted on, instructions on how to access the Proxy Materials, including the Circular electronically, an explanation of the notice and access process and details of how to obtain a paper copy of the Proxy Materials upon request at no cost.
The Proxy Materials are available on the Company's website at https://erocopper.com/investors/agm-materials/ and under the Company's profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov. Please review the Circular before voting.
Any shareholder may request paper copies of the Proxy Materials be mailed to them at no cost. Requests for paper copies prior to the Meeting can be made using your Control Number as it appears on your form of proxy or VIF and calling the following toll free number:

Shareholders with a 15 Digit Control Numbers	Shareholders with a 16 Digit Control Number
Within North America - 1-866-962-0498 (toll free)	Within North America - 1-877-907-7643 (toll free)
Outside of North America - 1-514-982-8716 (toll free)	Outside of North America - 1-303-562-9305 (toll free)
Requests for paper copies on or after the Meeting can be made by calling the Company's transfer agent, Computershare, at 1-800-564-6253 (toll free) or 1-514-982-7555 (toll free).
Paper copies of the Proxy Materials will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these materials before the April 22, 2025 proxy voting deadline noted in the accompanying Notice of Annual General Meeting of Shareholders and below, please contact Computershare by no later than 5 p.m. (Vancouver time) on April 12, 2025.
Ero will not rely upon the use of "stratification". Stratification occurs when a reporting issuer, using the Notice and Access Provisions, provides a paper copy of its information circular to some shareholders together with the N&A Notice to be provided to shareholders as described above. In relation to the Meeting, all shareholders will receive the required documentation under the Notice and Access Provisions, and will not receive a paper copy of the Circular unless they expressly request a copy.
Should you have any questions about notice and access, please call Computershare toll-free at 1-866-964-0492.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS
Who Can Vote
Each holder of common shares of the Company (the “Shares”) is entitled to one vote for each Share registered in his, her or its name held at the close of business on March 5, 2025, the date fixed by the board of directors of the Company (the “Board”) as the record date for determining who is entitled to receive notice of and to vote at the Meeting.
The voting process is different depending on whether you are a registered or non-registered shareholder.
Registered shareholders
You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder in the records of our transfer agent, Computershare Investor Services Inc. (“Computershare”).
Non-registered (beneficial) shareholder
You are a non-registered (beneficial) shareholder if your Shares are not registered in your name, but are instead registered in the name of either:
•an intermediary that you deal with in respect of your Shares, such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee); or
•a clearing agency (such as, among others, CDS & Co.) that acts on behalf of your nominee.
Please be sure to follow the appropriate voting procedure set out below.
How to Vote
Registered Shareholders
You can vote by proxy or in person at the Meeting.
Voting by proxy
Voting by proxy is the easiest way to vote because you can appoint any person or company to be your proxyholder to attend the Meeting and vote your Shares according to your instructions. This proxyholder does not need to be a shareholder.

The executive officers of the Company named in the proxy form (the “Ero proxyholders”) can act as your proxyholder and vote your Shares according to your instructions. If you appoint the Ero proxyholders and do not indicate your voting instructions, they will vote your Shares:
•for setting the number of directors at ten (10) for the ensuing year;
•for the re-election of the nominated directors listed in the proxy form and in this Circular;
•for the reappointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia (“KPMG”) as the independent auditor of the Company, at a remuneration to be set by the Board; and
•for the authorization and approval of a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation.
This is consistent with the voting recommendations of the Board and management of Ero. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business set out in the Notice of Annual General Meeting of Shareholders, the Ero proxyholders will vote according to management’s recommendations.
You have the right to appoint as proxyholder a person or company other than the Ero proxyholders to attend and act on your behalf at the Meeting. You can do so by inserting the name of the person or company in the blank space provided in the enclosed proxy form or by completing another form of proxy.
By completing and returning the proxy, you are authorizing your proxyholder to vote your Shares or withhold your vote in accordance with your instructions on any ballot that may be called for at the Meeting and if you specify a choice on a matter, your Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit.
If you appoint someone other than the Ero proxyholders to be your proxyholder, he or she must attend and vote at the Meeting for your vote to be counted.
You can mail your completed proxy form to Computershare, Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or you can vote using the telephone or internet based on instructions provided in the enclosed proxy form.

To be effective, Computershare must receive your completed proxy form by no later than 3:30 p.m. (Vancouver time) on April 22, 2025. If the Meeting is adjourned or postponed, Computershare must receive your completed proxy form at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion, without notice.
Questions? Call Computershare at 1-800-564-6253 (outside North America 514-982-7555).
Voting in person
If you want to attend the Meeting and vote in person, do not return the proxy form. Simply register with a representative of Computershare when you arrive at the Meeting.
Non-Registered (Beneficial) Shareholders
You can also vote by proxy or in person at the Meeting.
Voting by proxy
There are two types of non-registered (beneficial) shareholders:
•a non-objecting beneficial owner (“NOBO”) who does not object to us knowing their identity; and
•an objecting beneficial owner (“OBO”) who does not want us to know their identity.
In accordance with the requirements of NI 54-101, we have elected to deliver the proxy-related materials, including a VIF (collectively, the “Meeting Materials”) indirectly through intermediaries for onward distribution to the NOBOs and the OBOs (unless such shareholder has waived the right to receive such materials). We do not intend to pay for the distribution of the Meeting Materials by intermediaries and clearing agencies to OBOs, and OBOs will not receive the materials unless the OBOs’ intermediaries and clearing agencies assume the cost of delivery. Intermediaries often use a service company (such as Broadridge Investor Communication Solutions, Inc.) to deliver the Meeting Materials.
Securities regulatory policies require intermediaries that you deal with in respect of your Shares (such as, among others, your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP, RDSPs, TFSAs or similar plans (your nominee)) to seek voting instructions from non-registered (beneficial) shareholders in advance of shareholder meetings. Generally, non-registered (beneficial) shareholders who have not waived the right to receive the Meeting Materials will be given a VIF which must be completed and signed by the non-registered shareholder in accordance with the directions on the VIF. Each intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered (beneficial) shareholders to ensure that their Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a non-registered (beneficial) shareholder by its intermediary is identical to the form of proxy provided by the Company to registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the intermediary) on how to vote on behalf of the non-registered (beneficial) shareholder.

A non-registered (beneficial) shareholder who receives a VIF or form of proxy cannot use that form to vote Shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting to have the Shares voted at the Meeting on your behalf. The purpose of these procedures is to permit non-registered shareholders to direct the voting of the Shares they beneficially own. Accordingly, each non-registered (beneficial) shareholder should carefully review the VIF or form of proxy and voting procedures that your intermediary has furnished with this Circular, and provide instructions as to the voting of your Shares to the appropriate persons, in accordance with those voting procedures.
Voting in person
If you want to attend the Meeting or appoint a person other than the Ero proxyholder to attend the Meeting on your behalf and vote, you must take the following steps:
1.Submit your Instrument of Proxy or VIF: Follow the instructions provided on the VIF and/or by your intermediary and submit the VIF. You cannot use a VIF to vote during the Meeting.
2.Submit your Legal Proxy: You must request a legal proxy form from your intermediary, granting you or your proxyholder, as the case may be, the right to attend the Meeting and vote during the Meeting, and return the legal proxy to Computershare by email at uslegalproxy@computershare.com by no later than 3:30 p.m. (Vancouver time) on April 22, 2025, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened.
When you arrive at the Meeting, you or your proxyholder, as the case may be, must register with a representative of Computershare.
Changing your Vote
Registered Shareholders
You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your personal representative, if he or she has your written authorization. If you represent a registered shareholder that is a corporation, your written notice must have the seal of the corporation, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice. The new completed proxy form or written revocation notice must be received at our head office at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6 at any time up to and including the last business day before the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day before the Meeting is reconvened, or with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. You can also revoke your proxy in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders
Follow the instructions provided on the VIF and/or by your intermediary to revoke your proxy.
Shareholder Questions
Shareholders who have questions or need assistance should contact:

Deepk Hundal, Executive Vice President, General Counsel and Corporate Secretary of the Company	Mail: 625 Howe Street, Suite 1050, Vancouver BC, V6C 2T6 Phone: (604) 449-9236 Email: info@erocopper.com
Computershare, (the Company’s transfer agent)
Mail: 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1
Phone: 1-800-564-6253 (toll-free in Canada and the United States) or 514-982-7555 (from outside Canada and the United States)
E-mail: Service@Computershare.com

Votes Necessary to Pass Resolutions
A simple majority of affirmative votes cast at the Meeting is required to pass each of the resolutions described in this Circular. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, the nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's most recently completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON
We will cover the following items of business at the Meeting:
1.Financial Statements
The audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Company for the financial year ended December 31, 2024 are available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR at www.sec.gov.
The audited consolidated financial statements of the Company for financial year ended December 31, 2024, and the auditor’s report thereon, will be placed before the shareholders at the Meeting. No shareholder vote is required for this item.
2.Number of Directors
Management proposes that the number of directors on the Board be set at ten (10) for the ensuing year.
Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at ten (10), subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).
We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at ten (10).
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at ten (10).
3.Election of Directors
The Board currently consists of ten directors, being David Strang (Executive Chairman), Makko DeFilippo (President and Chief Executive Officer ("CEO"), Jill Angevine, Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, Faheem Tejani and John Wright. Each director has been nominated for re-election at the Meeting based on the diversity of skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities.

Majority Voting Policy
The Company has adopted a majority voting policy (the “Majority Voting Policy”). See “Corporate Governance Practices – The Board – Majority Voting Policy” below.
Nominees for Election as Directors
Each current director’s term of office will expire immediately prior to the Meeting. Persons named below will be presented for re-election at the Meeting as management’s nominees (the “Nominees”):
•David Strang;
•Makko DeFilippo;
•Jill Angevine;
•Lyle Braaten;
•Steven Busby;
•Dr. Sally Eyre;
•Robert Getz;
•Chantal Gosselin;
•Faheem Tejani; and
•John Wright.
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-election of the Nominees.
We do not contemplate that any of the Nominees will be unable to serve as a director. If that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote for the election of any other person or persons, unless you specify that your Shares are to be withheld from voting on the election of directors.
Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company or the provision of the BCBCA.
Set out below is the name of each Nominee, their province or state and country of residence, their current position(s) and office(s) held with the Company, their principal occupation(s) during the preceding five years, the date they became a director of the Company, and the number of Shares they beneficially own, or control or direct, directly or indirectly, as at the date of this Circular.

David Strang, Executive Chairman
Age: 56 British Columbia, Canada Director since May 16, 2016 Non-Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Corporate Social Responsibility
•Exploration and Geology
•Governance
•Human Resources and Compensation
•International Business
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Mr. Strang co-founded Ero on May 16, 2016. Mr. Strang has served as Executive Chairman of the Board since January 1, 2025. Prior to this, Mr. Strang served as the Chief Executive Officer from May 16, 2016 until December 31, 2024 and the President of the Company from May 16, 2016 until January 4, 2020.
Mr. Strang served as a director, President and Chief Executive Officer of Lumina Copper Corp. from August 2008 until its sale to First Quantum Minerals Limited in August 2014. He then formed Ero Resource Partners LLC in February 2014 with Mr. Dunn. Mr. Strang also served as a director, President and Chief Executive Officer of Lumina Royalty Corp. (acquired by Franco Nevada Corporation in 2011), Global Copper Corp. (acquired by Teck Resources in 2008), and Lumina Resources Corp. (acquired by Western Copper Corp. in 2006). Prior to this, Mr. Strang served as President of Regalito Copper Corp. (acquired by Pan Pacific in 2006), and Vice President, Corporate Development of Northern Peru Copper Corp. (sold to China Minmetals and Jiangxi Copper in 2008) and (the original) Lumina Copper Corp. Mr. Strang has over 25 years of corporate finance experience, particularly in the areas of corporate and asset valuation, and has over 15 years of experience as an officer and director.
Mr. Strang holds a Bachelor of Science in Applied Earth Sciences from Stanford University.

Share Ownership as at March 6, 2025			Voting Results
Shares Target Requirement(2) Meets Requirement	3,180,965(1) US$1,920,000 Yes		2024	For: 99.98%
			2023	For: 99.82%
			2022	For: 99.85%
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors only	6 of 6	100%	None
Notes:
(1)Mr. Strang also holds 235,176 stock options (“Options”) to purchase Shares issued pursuant to the Amended and Restated Stock Option Plan of the Company, effective May 7, 2020 and as amended on April 26, 2023 (the “Stock Option Plan”), 152,454 performance share units (“PSUs”) and 50,672 restricted share units (“RSUs”) issued pursuant to the Amended and Restated Share Unit Plan of the Company, effective May 7, 2020 and as amended on April 26, 2023 (the “Share Unit Plan”), entitling him to acquire in the aggregate an additional 438,302 Shares, assuming that 100% of the PSUs vest. The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Pursuant to the Share Unit Plan, the Company has the right to redeem PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see “Compensation Committee Decisions Relating to 2024 Compensation – Options and Share Based Awards” below for further details.
(2)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Strang, as the Executive Chairman of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$640,000 in Shares and/or RSUs. Please see “Share Ownership Policy” below for further details.

Makko DeFilippo, President and Chief Executive Officer
Age: 38 British Columbia, Canada Director since January 1, 2025 Non-Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Corporate Social Responsibility
•Exploration and Geology
•Governance
•Health, Safety and Environmental (including Climate)
•Human Resources and Compensation
•Information Technology and Security
•International Business
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Mr. DeFilippo has served as the President and Chief Executive Officer and as a director of the Company since January 1, 2025. Mr. DeFilippo joined the Company in January 2017 as Vice President, Corporate Development. On January 4, 2021, he was promoted to President of the Company and thereafter to President and Chief Operating Officer of the Company on May 8, 2023.

Mr. DeFilippo has been instrumental in advancing key strategic and operational initiatives that have shaped the Company’s growth trajectory. Most recently, in his capacity as President and Chief Operating Officer, Mr. DeFilippo oversaw the construction of the Tucumã Project, which was successfully completed on schedule in 2024. Prior to joining Ero Copper, Mr. DeFilippo held roles in engineering, metallurgical research, mining private equity, and management consulting where he advised both mining companies and private equity clients on mergers and acquisitions, divestitures, and debt restructuring initiatives.

Mr. DeFilippo holds a M.Sc. in Metallurgical Engineering from the Colorado School of Mines and a B.Sc. in Geological Engineering from the University of Arizona.

Share Ownership as at March 6, 2025			Voting Results
Shares Target Requirement(2) Meets Requirement	92,454(1) US$1,725,000 Yes		2024	N/A
			2023	N/A
			2022	N/A
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors only	N/A	N/A	None
Notes:
(1)Mr. DeFilippo also holds 172,795 Options to purchase Shares issued pursuant to the Stock Option Plan, 119,113 PSUs and 53,127 RSUs issued pursuant to the Share Unit Plan, entitling him to acquire in the aggregate an additional 345,035 Shares, assuming that 100% of the PSUs vest. The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Pursuant to the Share Unit Plan, the Company has the right to redeem PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see “Compensation Committee Decisions Relating to 2024 Compensation – Options and Share Based Awards” below for further details.
(2)Pursuant to the Share Ownership Policy adopted by the Board, Mr. DeFilippo, as the President and CEO of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual base salary of US$575,000 in Shares and/or RSUs within five years of his appointment to the position of President and CEO. Please see “Share Ownership Policy” below for further details.

Jill Angevine
Age: 56 Alberta, Canada Director since Aug. 1, 2022 Independent

Areas of Experience
•Accounting and Tax
•Capital Markets and Finance
•Corporate Social Responsibility
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•Risk Management
•Strategic Planning and M&A

Ms. Angevine is a finance professional with more than 25 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm, and holds non-executive directorships at Advantage Energy Ltd., Grey Wolf Animal Health Corp. and Tourmaline Oil Corp.
Ms. Angevine holds a Bachelor of Commerce degree from the University of Calgary and has been a Chartered Professional Accountant (CPA, CA) since 1991, a Chartered Financial Analyst (CFA) since 1998, and completed the Institute of Corporate Directors (ICD.D) program in 2014.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	25,000(1) 33,682 US$255,000 Yes		2024	For: 99.57%
			2023	For: 98.51%
			2022	N/A
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Advantage Energy Ltd. Grey Wolf Animal Health Corp. Tourmaline Oil Corp.
Audit Committee (Chair)	4 of 4	100%
Environmental, Health, Safety and Sustainability Committee(4)	3 of 3	100%
Notes:
(1)Ms. Angevine also holds 32,459 Options, entitling her to acquire an additional 32,459 Shares.
(2)Pursuant to the terms of the Deferred Share Unit Plan of the Company (the “DSU Plan”), Deferred Share Units (“DSUs”) may only be settled in cash upon Ms. Angevine's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Ms. Angevine, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs within five years of her appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.
(4)Ms. Angevine was appointed a member of the Environmental, Health, Safety and Sustainability Committee on April 24, 2024.

Lyle Braaten
Age: 61 British Columbia, Canada Director since July 27, 2016 Independent			Areas of Experience •Capital Markets and Finance •Corporate Social Responsibility •Governance •International Business •Legal and Regulatory •Risk Management •Strategic Planning and M&A
Mr. Braaten is the President of Lumina Metals Corp., a private company involved in mineral exploration in Poland and the Vice President, Legal Counsel and a director of Lumina Gold Corp. (both, Lumina Group companies). He is also the CEO of Ex Gold Corp., a private company involved in mineral exploration in Brazil. Mr. Braaten joined the Lumina Group in 2008 and assisted in the creation of Magma Energy Corp., a renewable energy company focused on international geothermal energy development. In 2011, Magma and Plutonic Power merged to create Alterra Power Corp. which was acquired by Innergex Renewable Energy in 2018 for $1.1B. Mr. Braaten is a former director of Anfield Gold Corp, Lumina Royalty Corp. and Luminex Resources Corp.
Mr. Braaten received a law degree from the University of British Columbia in 1989 and a Bachelor of Science from the University of Calgary in 1986. Mr. Braaten is a member of the Law Societies of British Columbia and Yukon.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	306,666(1) 32,462 US$255,000 Yes		2024	For: 99.76%
			2023	For: 95.91%
			2022	For: 92.57%
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Lumina Gold Corp.
Audit Committee(4)	3 of 3	100%
Compensation Committee(5)	2 of 2	100%
Nominating and Corp. Governance Committee	3 of 3	100%
Notes:
(1)Mr. Braaten also holds 20,197 Options, entitling him to acquire an additional 20,197 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Braaten's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Braaten, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.
(4)Mr. Braaten was appointed a member of the Audit Committee on April 24, 2024.
(5)Mr. Braaten was a member of the Compensation Committee until April 24, 2024.

Steven Busby
Age: 65 British Columbia, Canada Director since July 27, 2016 Independent

Areas of Experience
•Corporate Social Responsibility
•Exploration and Metallurgy
•Governance
•Government Relations
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Legal and Regulatory
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Mr. Busby is the Chief Operating Officer of Pan American Silver Corp. (since 2008) with over 40 years of experience in the mining industry where he has participated in successful mine development, construction and operations in both North and South America, Africa and Asia. As Chief Operating Officer, he is responsible for Pan American’s operations, projects, safety, and environmental matters. Mr. Busby has previously held positions in a privately-owned consulting firm, Coeur d’Alene Mines Corp., Amax Gold Inc., Meridian/FMC Gold Company, and Nerco Minerals Company.
Mr. Busby holds a Bachelor of Science degree in Mineral Processing Engineering and is a member of the Montana Tech Metallurgical Engineering Department Advisory Board.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	293,600(1) 60,182 US$255,000 Yes		2024	For: 99.27%
			2023	For: 98.54%
			2022	For: 98.66%
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	5 of 6	83%	None
Environmental, Health, Safety and Sustainability Committee	4 of 4	100%
Nominating and Corp. Governance Committee	3 of 3	100%
Notes:
(1)Mr. Busby also holds 16,596 Options, entitling him to acquire an additional 16,596 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Busby's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Busby, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Dr. Sally Eyre
Age: 53 British Columbia, Canada Director since Aug. 12, 2019 Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Corporate Social Responsibility
•Exploration and Geology
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Legal and Regulatory
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. Dr. Eyre is also a director of Equinox Gold Corp. From August 2011 to January 2014, she served as President and Chief Executive Officer of Copper North Mining and, prior thereto, served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre served as President and Chief Executive Officer of Etruscan Resources Inc. (now Endeavour Mining Corp.), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial Ltd. and has held executive positions with a number of Canadian resource companies. Dr. Eyre is a former director of Centamin plc (acquired by AngloGold Ashanti in November 2024), and of Adventus Mining Corporation.
Dr. Eyre holds a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London and is a member of the Society of Economic Geologists (SEG), a member of the Institute of Corporate Directors and a former Director of the SEG Canada Foundation.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	Nil(1) 46,968 US$255,000 Yes		2024	For: 99.59%
			2023	For: 97.52%
			2022	For: 89.03%
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Equinox Gold Corp.
Compensation Committee	5 of 6	83%
Nominating and Corp. Governance Committee (Chair)	3 of 3	100%
Notes:
(1)Dr. Eyre also holds 4,047 Options, entitling her to acquire an additional 4,047 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Dr. Eyre's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Dr. Eyre, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Robert Getz
Age: 62 Connecticut, USA Director since June 14, 2018 Independent

Areas of Experience
•Accounting and Tax
•Capital Markets and Finance
•Communication and Media Relations
•Corporate Social Responsibility
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Strategic Planning and M&A

Mr. Getz brings over 35 years of experience in public and private investments and international mergers and acquisitions. Mr. Getz currently serves as Managing Partner of Pecksland Capital Partners (since December 2015), a private investment and advisory firm. Mr. Getz previously served as a Founder and Managing Director of Cornerstone Equity Investors (from September 1996 until December 2016), a private equity investment company. Mr. Getz has served as a director of numerous public and private companies, including many metals and mining companies. He currently serves as a director of Techtronic Industries Company Limited, a leader in cordless technology, including Milwaukee power tools. Mr. Getz previously served as the chairman of the board of directors of Haynes International, Inc., a developer and integrated producer of specialty nickel alloys, prior to its acquisition by Acerinox in November 2024 and the chairman of the board of directors of Crocodile Gold Corp., a gold mining company with operations in Australia, prior to its merger with Newmarket Gold in July 2015. Mr. Getz subsequently served as a director of Newmarket Gold Inc. until May 2016. Newmarket Gold Inc. was subsequently acquired by Kirkland Lake Gold Ltd. in December 2016.
Mr. Getz holds a Bachelor of Arts, cum laude, from Boston University, and a Master of Business Administration in Finance from the Stern School at New York University.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	130,166 (1) 32,462 US$255,000 Yes		2024	For: 99.31%
			2023	For: 98.00%
			2022	For: 98.28%
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Techtronic Industries Company Limited
Compensation Committee (Chair)	6 of 6	100%
Nominating and Corp. Governance Committee	3 of 3	100%
Notes:
(1)Mr. Getz also holds 20,197 Options, entitling him to acquire an additional 20,197 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Getz's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Getz, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

Chantal Gosselin
Age: 55 British Columbia, Canada Director since Aug. 12, 2019 Independent

Areas of Experience
•Capital Markets and Finance
•Communication and Media Relations
•Governance
•Health, Safety, Environment (including Climate)
•Human Resources and Compensation
•International Business
•Mining Operations
•Project Management and Technical Services
•Strategic Planning and M&A

Ms. Gosselin is an experienced corporate board member with over 30 years of combined experience in mining operations, capital markets and corporate directorship. Her involvement in the financial markets range from asset management to sell side analyst. She has held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin has also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. She currently serves on the board of three TSX-listed companies in the natural resource sector.
Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the Institute of Corporate Director program.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	18,149(1) 49,925 US$255,000 Yes		2024	For: 99.90%
			2023	For: 99.10%
			2022	For: 99.56%
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	Pan American Silver Corp. Prime Mining Corp. Wheaton Precious Metals Corp.
Audit Committee(4)	1 of 1	100%
Compensation Committee(5)	4 of 4	100%
Environmental, Health, Safety and Sustainability Committee (Chair)	4 of 4	100%
Notes:
(1)Ms. Gosselin also holds 20,197 Options, entitling her to acquire an additional 20,197 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Ms. Gosselin's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Ms. Gosselin, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times her annual director retainer of US$85,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.
(4)Ms. Gosselin was a member of the Audit Committee until April 24, 2024.
(5)Ms. Gosselin was appointed a member of the Compensation Committee on April 24, 2024.

Faheem Tejani
Age: 51 Ontario, Canada Director since Nov. 1, 2023 Independent
Areas of Experience
•Capital Markets and Finance
•Accounting and Tax
•Governance
•Human Resources and Compensation
•Information Technology and Security
•International Business
•Legal and Regulatory
•Risk Management
•Strategic Planning and M&A

Mr. Tejani is a finance professional with over 25 years of experience in capital markets, corporate finance, and mergers and acquisitions. He is currently the President of Capital Asset Lending, one of the largest private mortgage administrators of non-traditional residential mortgages in Canada. Prior to this, he dedicated over 17 years of his career to BMO Capital Markets, culminating his tenure as Managing Director in the Equity Capital Markets division, with a focus on the mining and metals sector. Before joining BMO Capital Markets, he worked at one of the largest global accounting firms. Mr. Tejani served on the board of directors of Pretium Resources Inc. from 2018 until its acquisition by Newcrest Mining Ltd. in March 2022.
Mr. Tejani holds a Bachelor of Arts (Honours) degree from the University of Western University and has been a Chartered Professional Accountant since 2000.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	20,000(1) 24,086 US$255,000 Yes		2024	For: 99.98%
			2023	N/A
			2022	N/A
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	None
Audit Committee	4 of 4	100%
Compensation Committee	6 of 6	100%
Notes:
(1)Mr. Tejani also holds 21,897 Options, entitling him to acquire in the aggregate an additional 21,897 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Tejani's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Tejani, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$85,000 in Shares, RSUs and/or DSUs within five years of his appointment. Please see “Director Compensation - Share Ownership Policy” below for further details.

John Wright, Lead Director
Age: 72 British Columbia, Canada Director since July 27, 2016 Independent

Areas of Experience
•Exploration, Geology and Metallurgy
•Governance
•Health, Safety, Environment (including Climate)
•Mining Operations
•Project Management and Technical Services
•Risk Management
•Strategic Planning and M&A

Mr. Wright has served as the Lead Director of the Company since May 15, 2017.
Mr. Wright is a Metallurgical Engineer and Honours graduate of Queen’s University in Ontario. He has over 40 years of experience in many facets of the exploration and mining industry. Mr. Wright was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright currently serves as chairman of SilverCrest Metals Inc. and is a former director of SilverCrest Metals Inc., Luminex Resources Corp., Lumina Copper Corp., Northern Peru Copper, Global Copper Corp. and Bitterroot Resources Ltd.
Mr. Wright has a P.Eng. (retired) designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Share Ownership as at March 6, 2025			Voting Results
Shares DSUs(2) Target Requirement(3) Meets Requirement	525,332(1) 32,462 US$480,000 Yes		2024	For: 99.86%
			2023	For: 99.80%
			2022	For: 99.83%
Ero Board & Committee Membership	2024 Meeting Attendance		Other Directorships with Reporting Issuers
Board of Directors	6 of 6	100%	None
Audit Committee	4 of 4	100%
Environmental, Health, Safety and Sustainability Committee	4 of 4	100%
Notes:
(1)Mr. Wright also holds 20,197 Options, entitling him to acquire an additional 20,197 Shares.
(2)Pursuant to the terms of the DSU Plan, DSUs may only be settled in cash within a prescribed period after Mr. Wright's death, retirement or removal from the Board. Please see “Director Compensation - Deferred Share Unit Plan” below for further details.
(3)Pursuant to the Share Ownership Policy adopted by the Board, Mr. Wright, as a non-executive director of the Company, is required to beneficially own, control or direct, directly or indirectly, at least three times his annual director retainer of US$160,000 in Shares, RSUs and/or DSUs. Please see “Director Compensation - Share Ownership Policy” below for further details.

The Nominees, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,592,332 Shares, representing approximately 4.43% of the total number of Shares outstanding before giving effect to the exercise of any Options, PSUs and RSUs (as the case may be) held by such Nominees.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No Nominee is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, CEO or Chief Financial Officer (“CFO”) of any company (including Ero), that: (i) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) and that was issued while the Nominee was acting in the capacity as director, CEO or CFO; or (ii) was subject to an Order that was issued after the Nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.
No Nominee (i) is, as at the date of this Circular, or was within the 10 years before the date of this Circular, a director or executive officer of any company (including Ero) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.
No Nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.
4.Appointment of Auditor
KPMG has been the independent auditor of the Company since May 15, 2017.
At the Meeting, we will ask shareholders to reappoint KPMG as auditor of the Company until the close of the next annual meeting of the shareholders and authorize the Board to fix the remuneration to be paid to the auditor. The following table discloses the aggregate fees billed to the Company and its subsidiaries by KPMG in the financial years ended December 31, 2024 and 2023.

Financial Year End	Audit Fees(1)	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2024	US$948,123	Nil	Nil	Nil
December 31, 2023	US$907,504	Nil	Nil	Nil
Note:
(1)The aggregate fees billed for the audit of the annual consolidated financial statements of the Company, quarterly interim review of the Company and of its Brazilian subsidiaries, statutory audits of the Company’s Brazilian subsidiaries and for services rendered in connection with offering memoranda and Registration Statements.
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the reappointment of KPMG as auditor of the Company until the close of the next annual meeting of the shareholders, at a remuneration to be fixed by the Board.
5.Advisory Vote on Executive Compensation
The Board and the Compensation Committee believe that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.
A detailed discussion of the Company’s compensation philosophy and executive compensation program can be found in the “Compensation Discussion and Analysis” section of this Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:
RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board and the Compensation Committee, the shareholders of the Company accept the approach to executive compensation disclosed in the Circular with respect to the Meeting.
As this is an advisory vote, it is not binding on the Board or the Compensation Committee. The Board and the Compensation Committee remain fully responsible for their compensation decisions and are not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.
The Board views the inclusion of an advisory vote on executive compensation as the opening of an additional channel of communication between the Board and the shareholders.
We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.
In the absence of instructions to the contrary, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the non-binding resolution on executive compensation.

Voting Results
Year	For
2024	99.05%
2023	97.81%
The complete voting results will be filed under the Company’s profile on SEDAR+ (www.sedarplus.ca/landingpage/) and EDGAR (www.sec.gov).
We are not aware of any other matter to come before the Meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION
The following section describes the significant elements of the Company’s executive and director compensation programs, with particular emphasis on the compensation payable in 2024 to the CEO, the President and Chief Operating Officer ("COO"), the CFO and other officers that were determined to be “Named Executive Officers” or “NEOs” within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”). During the financial year ended December 31, 2024, the Company had the following five NEOs:
•David Strang, CEO and a director of the Company;
•Makko DeFilippo, President and COO;
•Wayne Drier, CFO;
•Gelson Batista, Senior Vice President, Operations ("SVP, Operations"); and
•Courtney Lynn, Senior Vice President, Corporate Development, Investor Relations and Sustainability ("SVP, Corp. Dev., IR and Sustainability").
In November 2024, Ero announced the next phase of our leadership succession plan that has been carefully developed since 2022. As part of this plan, Christopher Noel Dunn retired from the Board of Directors on December 31, 2024, and effective January 1, 2025, David Strang transitioned into the role of Executive Chairman of the Board, Makko DeFilippo transitioned into the role of President and Chief Executive Officer and joined the Board, and Gelson Batista transitioned into the role of Chief Operating Officer. As at the date of this Circular, each NEO's role is as follows:
•David Strang serves as the Executive Chairman and a director of the Company;
•Makko DeFilippo serves as the President and CEO and a director of the Company;
•Wayne Drier serves as the Executive Vice President and CFO of the Company (the "EVP and CFO");
•Gelson Batista serves as the Executive Vice President and COO of the Company (the "EVP and COO"); and
•Courtney Lynn serves as the Executive Vice President, External Affairs and Strategy of the Company (the "EVP, External Affairs and Strategy").
In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our NEOs.

At a Glance - What We Do
✓	Pay executives for performance, with nearly 80% of pay at risk for the CEO and nearly 70% of pay at risk for all other executives (majority in long-term equity based compensation)
✓	Conduct an annual Say on Pay advisory vote on executive compensation
✓	100% independent Compensation Committee
✓	Annual compensation risk review by Compensation Committee
✓	Compensation Committee engages an independent compensation advisor
✓	Benchmark executive and director compensation programs against an appropriate peer group

At a Glance - What We Do
✓	Executive compensation program includes an appropriate mix of annual performance incentives (“APIs”) and long-term equity-based incentives
✓	Cap on the maximum payout of API
✓	Full disclosure of API performance objectives, weightings and results
✓	50% of long-term equity-based incentives to the CEO and other NEOs is in the form of PSUs, with 25% in the form of Options and 25% in the form of RSUs
✓	80% of long-term equity-based incentives to non-executive directors is in the form of DSUs, which may only be settled in cash upon the director's death, retirement or removal from the Board
✓	Use mixed vesting time horizons for long-term equity-based incentives to focus executives and directors on the long-term
✓	Board has full discretion to change or suspend any incentive program at any time
✓	Significant share ownership requirements for senior executives and directors
✓	Double trigger change of control provision in each executive's employment contract
✓	Incentive Compensation Clawback Policy applies to all executive officers
✓	Prohibit directors and management from hedging and derivative trading in our securities

At a Glance - What We Don't Do
✓	No guarantee of annual base salary increases or incentive compensation
✓	No executive perks such as club memberships or car allowances
✓	No repricing of Options
✓	No loans to directors, management or other employees
COMPENSATION DISCUSSION AND ANALYSIS
Compensation Governance
Responsibilities of the Compensation Committee
The Board has established the Compensation Committee and adopted a Compensation Committee mandate. The role of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities pertaining to compensation matters, including the Company’s compensation policies and practices. Among other things, the Compensation Committee is responsible for:
•reviewing and approving corporate goals and objectives relevant to the compensation of the Executive Chairman and the President and CEO, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation levels based on such evaluation;
•periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose;
•reviewing recommendations from the Executive Chairman and the President and CEO regarding the appointment, compensation and other terms of employment of the EVP and COO, the EVP and CFO, the EVP, External Affairs and Strategy and other officers, and making recommendations to the Board regarding the same;
•administering and interpreting the Company’s long-term equity-based compensation arrangements and its policies respecting the grant of Options issued pursuant to the Stock Option Plan and share units (the “Share Units”) issued pursuant to the Share Unit Plan or sale of Shares thereunder, the grant of DSUs issued pursuant to the DSU Plan, and reviewing and approving grants of Options, Share Units and DSUs and terms thereof;
•periodically retaining the services of an external independent compensation advisor to facilitate the Compensation Committee’s performance of its mandate; and
•reviewing and assessing the adequacy of its mandate at least annually to ensure compliance with any rules or regulations promulgated by any regulatory body and recommending to the Board for its approval of any modifications to its mandate as considered.
The Compensation Committee is comprised of Robert Getz (Chair), Dr. Sally Eyre, Chantal Gosselin and Faheem Tejani, all of whom are independent directors within the meaning of National Instrument 52-110, Audit Committee (“NI 52-110”). Each member of the Compensation Committee has business and other experience which is relevant to their work on the Compensation Committee. By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

Compensation Decision-Making Process
The Company’s compensation program design and decision-making process involves the Company’s executives, including the NEOs, the Compensation Committee and the Board, with the benefit of advice from the Compensation Committee’s external independent compensation advisor.

Executives of the Company

- Reviews and analyzes current compensation strategy.
- Reviews input from the independent compensation advisor to the Compensation Committee.
- Provides recommendations regarding compensation strategies and compensation, including a review by the Executive Chairman and President and CEO of performance and compensation of other executives.
- Assists the Compensation Committee in discharging its duties by:
  - Reporting on succession planning and other retention related risks associated with senior management.
  - Proposing near-term corporate objectives and associated targets as part of the Company's API program, and determining achievements relative to such objectives;
  - Proposing changes to the Company's long-term equity-based compensation programs.
  - Compiling compensation data and drafting compensation disclosure in the Company's information circular.

Independent Compensation Advisors

- Provides the Compensation Committee with independent advice on compensation-related matters, including:
  - Compensation philosophy and strategy.
  - Development of a peer group of companies that reflects the Company's current size and stage of operation and development.
  - Compensation levels of executives and non-executive directors relative to the peer group.
  - Industry practices regarding API and long-term equity-based compensation programs, and assist in preparing any changes to the long-term equity based compensation programs.
  - Review and advise on management-prepared materials and recommendations.
  - Compensation governance matters, including providing guidance on best practices in the governance of compensation and related trends in the mining industry.
- See "*Independent Compensation Advisor*" below for additional details.

Compensation Committee

- Reviews, assesses and makes recommendations to the Board with respect to compensation-related matters, including:
  - The compensation philosophy, strategy, policies and programs, equity-based and other incentive compensation plans and security ownership targets for executives and non-executive directors of the Company, to ensure continued alignment with the Company's strategic objectives, shareholders and peer group.
  - The goals and objectives of the Executive Chairman and the President and CEO and their compensation levels based on the Compensation Committee's evaluation of their performance relative to such goals and objectives.
  - The compensation of other executives of the Company based on recommendations from the Executive Chairman and the President and CEO.
  - The compensation of non-executive directors.
  - The compensation disclosure in the Company's information circular.
  - Compensation governance matters and best practices.
- Considers comparative data, benchmarking, the advice of its independent compensation advisor and results from advisory "Say on Pay" votes.
- Administers and interprets the Company's long-term equity-based compensation plans, including the Stock Option Plan, Share Unit Plan and the DSU Plan.
- Assesses and provides oversight to senior management regarding material risks relating to the Company's compensation programs.
- See "*Responsibilities of the Compensation Committee*" above for additional details.

Board of Directors

- Reviews recommendations from the Compensation Committee.
- Considers the Company's objectives, strategy, peer group, results from advisory "Say on Pay" votes and other relevant factors.
- Approves compensation philosophy, strategy, policies and programs, equity-based and other incentive compensation plans, corporate objectives, executive compensation, non-executive director compensation, security ownership targets, and related matters.

All shareholders have the opportunity to express their views on the Company’s compensation program through the annual non-binding “Say on Pay” advisory vote on executive compensation, which is designed to enhance accountability for the compensation decisions made by the Compensation Committee and the Board by giving shareholders a formal opportunity to provide their views on the Compensation Committee’s and the Board’s approach to executive compensation. The Company discloses the results of the advisory vote as part of its report on voting results for each annual meeting. While the advisory vote will not be binding, the Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.
Independent Compensation Advisor
Pursuant to its mandate, the Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company.
The Compensation Committee has retained Lane Caputo Compensation Inc. (“Lane Caputo”) since August 8, 2017 to assist the Compensation Committee with the development of a compensation program for the Company’s executive officers and non-executive directors. Pursuant to this mandate, Lane Caputo has provided a review of current market practices regarding executive officer and non-executive director compensation; assisted the Compensation Committee in reviewing the Company's compensation philosophy, assessing the risks inherent in the Company's executive compensation programs and developing an appropriate compensation strategy and a comparator group of companies that reflects the Company’s current size and stage of operation and development; and, provided advice and recommendations with respect to best practices in the governance of compensation. In the course of conducting its activities, Lane Caputo has attended meetings of the Compensation Committee and presented its findings for discussion by the Compensation Committee. The Chair of the Compensation Committee also meets separately with Lane Caputo from time to time each year to provide further direction.
The Compensation Committee has considered the advice, guidance and recommendations provided by Lane Caputo as part of its deliberations on its recommendations to the Board with respect to salary and APIs as well as its approval of long-term equity-based incentives.
For the financial years ended December 31, 2024 and 2023, the following fees were billed by and paid to Lane Caputo:

Financial Year End	Executive Compensation-Related Fees	All Other Fees
December 31, 2024	$74,516	Nil
December 31, 2023	$78,652	Nil
The Compensation Committee must pre-approve any retainer by Lane Caputo or other compensation consultants and provide notice of said retainer to the Board. There were no other consultants hired or contracted to assist the Compensation Committee or the Board in formulating executive compensation from 2017 through and including 2024.

Compensation Philosophy
The Company has adopted a “pay for performance” approach to executive compensation. Accordingly, salary is targeted near market median levels of the compensation peer group, while variable compensation opportunities (short and long-term incentives) are structured to provide above-market total compensation for high levels of corporate performance. Compensation elements are designed to balance the following compensation objectives:
•total compensation realization will be aligned with the overall performance of the Company;
•compensation programs will encourage a long-term view to shareholder value creation, as a significant portion of each executive’s variable pay will be equity-based; and
•compensation programs will facilitate the attraction, retention and motivation of experienced and talented executives who will, in turn, drive shareholder value creation.
Benchmarking and 2024 Compensation Peer Group
The Company’s vision is to power the future through safe and responsible production, by embracing innovation and pursuing the highest standards of operational excellence to create lasting value for our shareholders, people and communities. To succeed, it is a strategic imperative to engage, retain and attract skilled and experienced executive officers by providing a reasonable and competitive total compensation package. The Compensation Committee believes that it is appropriate to establish total compensation levels for executives with reference to benchmark roles among similar companies, both in terms of compensation levels and practices.
To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ended December 31, 2024, the Compensation Committee, in consultation with Lane Caputo, considered the size (based on market capitalization, operating revenue and number of producing mines) and stage of operation and development of the following 13 companies (the “2024 Compensation Peer Group”) in determining an appropriate peer group of comparators:

Alamos Gold Inc.	Equinox Gold Corp.	SSR Mining Inc.
Aura Minerals Inc.	Fortuna Silver Mines Inc.	Taseko Mines Ltd.
Capstone Copper Corp.	Hecla Mining Company	Torex Gold Resources Inc.
Dundee Precious Metals Inc.	Hudbay Minerals Inc.
Eldorado Gold Corp.	Sandfire Resources Ltd.
These mining companies were selected as peer companies on the basis that they were the direct competitors for the individuals required to execute the Company’s strategic plan. Peer group constituents are reviewed at least annually to ensure their continued relevance. The 2024 Compensation Peer Group was also used to benchmark the Company’s non-executive director compensation practices for the financial year ended December 31, 2024.

Elements of Executive Compensation
The Company’s strategy is to provide a competitive compensation package for its executive officers that is aligned with the Company’s business strategy and compensation philosophy. In 2024, total compensation to executives and other members of senior management included four main components: base salary, API, long-term equity incentives (Stock Options, PSUs and RSUs) and extended group benefits.

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities.	•Set in December each year, with effect on January 1st of the next calendar year.
Annual Performance Incentive (API)	Focuses executives on achieving annual operating plan, budget and other short-term objectives, including safety and environmental performance, key capital projects and strategic initiatives.
•Annual performance incentive plan based on corporate goals and objectives. API cash awards provide incentive compensation directly related to achieving short-term objectives.
•For 2024, awards ranged from 0% to 200% of target for the CEO and from 0% to 150% of target for all other executives.
•Effective January 1, 2025, awards can range from 0% to 200% of target for the Executive Chairman and the President and CEO and from 0% to 150% of target for all other executives.

Long-Term Equity-Based Incentives	Focuses executives on long-term shareholder value and aligns executive's interests with those of shareholders
•Options vest over three years (1/3 per year starting on the first anniversary of the date of grant) and have a five year expiration period.
•RSUs vest over three years (1/3 per year starting on the first anniversary of the date of grant), with payout value aligned with share price performance.
•PSUs vest after three years, with payout value aligned with the Company's total shareholder return ("TSR") against a peer group of base metals producers that the Company competes with for investment dollars and return on invested capital ("ROIC"). The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of these performance conditions.

Benefits	Attracts and retains highly qualified executives	•Health, vision and dental insurance, life insurance, and accidental death and dismemberment insurance.

For 2024, the Company targeted the following mix of pay elements for the CEO and other NEOs:
Base Salary
Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling their role and responsibilities, internal equity and market competitiveness. An executive officer’s base salary may be below or above the median for the 2024 Compensation Peer Group depending on a number of factors, including the individual’s experience in the role, market competitiveness and/or retention considerations and individual performance.
The following table sets out the base salary of each NEO for the financial year ended December 31, 2024:

Name	Position(s) and Office(s) with Ero as at December 31, 2024	Annual Base Salary (US$)
David Strang	CEO Director	640,000
Makko DeFilippo	President & COO	475,000
Gelson Batista	SVP, Operations	450,000(1)
Wayne Drier	CFO	397,850
Courtney Lynn	SVP, Corp. Dev., IR & Sustainability	345,000
Note:
(1)On September 12, 2024, the Company hired Mr. Batista as SVP, Operations, with an annual base salary of US$450,000.

Annual Performance Incentive
The API recognizes short-term (typically annual) efforts and milestone achievements that are aligned to the long-term success of the Company. The API is a variable component of compensation designed to provide motivation to executive officers to achieve near-term corporate objectives that can be controlled by management, and to reward them in cash when such objectives are met or exceeded.
Target incentive levels target total cash compensation at the median of the 2024 Compensation Peer Group but have sufficient leverage such that actual payment can position above or below the median to correlate with performance. Target incentive levels for 2024 performance for the NEOs were as follows:

Name	Position(s) and Office(s) with Ero as at December 31, 2024	2024 Annual Base Salary (US$)	Target (% of Annual Base Salary)	Target Eligibility (US$)
David Strang	CEO Director	640,000	100%	640,000
Makko DeFilippo	President & COO	475,000	75%	356,250
Gelson Batista	SVP, Operations	450,000(1)	75%	337,500(1)
Wayne Drier	CFO	397,850	75%	298,388
Courtney Lynn	SVP, Corp. Dev., IR & Sustainability	345,000	75%	258,750
Note:
(1)On September 12, 2024, the Company hired Mr. Batista as SVP, Operations, with an annual base salary of US$450,000. As noted below on page 39, the actual API awarded to Mr. Batista was pro-rated based on his start date.
Actual awards may be above or below target based on performance outcomes. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and up to 150% for all executive officers of the Company, other than the CEO who is capped at a maximum level of 200% (if the performance target is exceeded by a specified amount). API awards are paid in the year following the year for which the executive officer's performance is assessed. API awards for 2024 performance were awarded and paid in February 2025.
The Compensation Committee recognizes that the use of formulas to determine compensation can sometimes lead to results that do not accurately reflect real performance. To avoid this, the Board and the Compensation Committee have discretion under the API to:
•suspend and modify the API;
•defer, reduce or cancel all or a portion of the API payment for business reasons; and/or
•recognize extraordinary achievements or special circumstances.
The Company’s 2024 key performance indicators were selected to reflect the Company’s top priorities for success in 2024, focused on safety, environmental stewardship; ESG initiatives; operating performance at the Caraíba Operations and the Xavantina Operations; advancement of major capital projects at the Caraíba Operations and the Tucumã Project; and, strategic initiatives relating to the advancement of the Furnas Project and the Company's nickel development strategy and exploration initiatives.
As summarized in the table below, 2024 was a year of contrast, marked by notable achievements and safety and operational challenges, which translate into the Company achieving a 2024 API score of 65%.

	Performance Range				Actual Result	Weight	Weighted Result
Category	Threshold	Target	Stretch	Max
Safety, Sustainability and Environment
Combined Lost Time Injury Frequency Rate	1.0	0.8	0.6	0.4	0.6	15.0%	0.0%(1)
Reportable Environmental Incidents	3	2	1	0	0	5.0%	10.0%
ESG Initiatives	Implement various safety initiatives (Prontos at Caraíba, CRM at Xavantina, Company-wide collision avoidance system), Complete Global Mining Industry Risk Management (GMIRM) training for all managers and commence GMIRM training for supervisors by year-end; Improve rating agency scoring through enhanced disclosure				Prescribed safety initiatives implemented (other than Company-wide collision avoidance); Accomplished GMIRM training metric; Improved rating agency scoring through enhanced disclosure	2.5%	2.5%
Caraíba Operations' Operating Performance
Copper Production (tonnes)	40,140	44,600	45,715	46,830	35,744	5.0%	0.0%
C1 cash costs(2)	2.30	1.92	1.82	1.73	1.97	10.0%	8.6%
Xavantina Operations' Operating Performance
Gold Production (oz)	53,370	59,300	62,265	65,230	57,210	2.0%	1.7%
C1 Cash Cost(3)	745	621	590	559	493	3.0%	6.0%
Capital Projects
Caraíba Shaft Sinking Project	Commence sinking of second leg of shaft	687 meter shaft depth by year-end	Target meters plus 5%	Target meters plus 10%	Commenced sinking second leg of shaft in Q3/2024	10.0%	5.0%
Tucumã Commissioning (CP=Commercial Production)	Significantly advance ramp-up	CP by Dec. 31st	CP by Oct. 30th	CP by Sept. 30th	Ramp-up of Tucumã in advanced stage by year-end, with concentrate and recovery targets met	20.0%	5.0%
Tucumã Copper Production (tonnes)	17,500	22,500	24,500	26,500	5,156	5.0%	0.0%

	Performance Range				Actual Result	Weight	Weighted Result
Category	Threshold	Target	Stretch	Max
Strategic Initiatives
Furnas Project Advancement	Execution of definitive agreement with Vale for an option to earn a 60% interest in the Furnas copper project; Validation of historic drill database; Complete environment baseline study; Initiate exploration program				Executed definitive agreement; validated the historic drill database; published an initial NI 43-101 compliant mineral resource estimate; completed an environmental baseline study; and, initiated the exploration program	5.0%	10.0%
Nickel Development Strategy	Land consolidation and preparation of a strategic development plan				Advanced land consolidation and strategic development plan	2.5%	2.5%
Exploration(4)	At least 2.0Mt of new M&I resources in upper level of Pilar Mine	At least 3.0Mt of new M&I resources in upper level of Pilar Mine	At least 4.0Mt of new M&I resources in upper level of Pilar Mine	At least 5.0Mt of new M&I resources in upper level of Pilar Mine	Added 3.5Mt of new measured and indicated resources in upper level of Pilar Mine (East Limb)	5.0%	6.3%
Other Strategic Objectives	Assessment by the Board				Proactively strengthened the Company's liquidity position by undertaking several initiatives, including the execution of a US$50 million non-priced copper prepayment facility with a US$25 million upsizing option, and the upsizing of the existing revolving credit facility from US$150 million to US$200 million with a maturity date extended from December 2026 to December 2028.	10.0%	7.5%
Total							65.0%
Note:
(1)     The Company achieved an LTIFR of 0.6 during the year, which would have earned a score of 22.5%, however, the Company experienced one fatal incident at the Caraíba Operations and one fatal incident at the Xavantina Operations during 2024 and the Company exercised its discretion to reduce that score to 0% for the Company's safety performance objective. Review of these incidents resulted in new technologies and improved measures to re-align our organization towards our collective safety goals.
(2)    Copper C1 cash cost is calculated based on total production costs divided by total pounds of copper produced during the period, and includes total cost of production, treatment and refining charges, and expenses related to transportation, net of by-product credits, incentive payments, and certain tax credits associated with sales invoiced to the Company's Brazilian customer. Copper C1 cash cost is a non-IFRS performance measure that does not have a standardized meaning and is disclosed in supplement to IFRS measures.
(3)    Gold C1 cash cost is calculated based on total production costs divided by total ounces of gold produced during the period, and includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is a non-IFRS performance measure that does not have a standardized meaning and is disclosed in supplemental to IFRS measures.
(4)     M&I means measured and indicated mineral resources. The scientific and technical information contained in this table has been reviewed, verified and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148). Mr. Monteiro is Resource Manager of the Company and is a “qualified person” within the meanings of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101").

Based on the 2024 API score of 65%, the payment received by each NEO is set out below.

Name	Position(s) and Office(s) with Ero as at December 31, 2024	Target API (US$)	API at 65% of Target (US$)
David Strang	CEO Director	640,000	416,000
Makko DeFilippo	President & COO	475,000	231,563
Gelson Batista	SVP, Operations	450,000	66,113(1)
Wayne Drier	CFO	397,850	193,952
Courtney Lynn	SVP, Corp. Dev., IR & Sustainability	345,000	168,188
Note:
(1) API awarded to Mr. Batista is pro-rated based on his start date of September 12, 2024.
Option-based and Share-based Awards
The Company’s compensation policy targets annual grants of long-term equity-based incentives at the median of the 2024 Compensation Peer Group. The Company has two forms of long-term equity-based incentive plans for executive officers, the Stock Option Plan and the Share Unit Plan.
The Stock Option Plan and the Share Unit Plan each serve as a vehicle by which equity-based incentives may be awarded to the directors, officers, employees and consultants of the Company or any of its subsidiaries to recognize and reward their significant contributions to the long-term success of the Company, to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company, and to align their interests more closely with the shareholders of the Company.
The Stock Option Plan and the Share Unit Plan each require shareholder approval every three years and were last approved at our annual general and special meeting of shareholders on April 26, 2023.
Stock Option Plan
As at the date of this Circular, there were 1,674,865 Options issued and outstanding under the Stock Option Plan, representing approximately 1.62% of the 103,571,507 Shares issued and outstanding. The annual burn rate under the Stock Option Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”.
The full text of the Stock Option Plan is available under our profile on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). A summary of the Stock Option Plan is attached hereto as Appendix “A”.

Share Unit Plan
As at the date of this Circular, there were 995,076 PSUs and 321,890 RSUs issued and outstanding under the Share Unit Plan, representing approximately 0.96% and 0.31% (1.27% in the aggregate) of the 103,571,507 Shares issued and outstanding, respectively. The annual burn rate under the Share Unit Plan is set out below under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Annual Burn Rates of Equity-Based Compensation Arrangements”.
The full text of the Share Unit Plan is available under our profile on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). A summary of the Share Unit Plan is attached hereto as Appendix “B”.
All regular annual awards of PSUs under the Share Unit Plan vest on the third anniversary of the date of grant based on the Company’s performance relative to two performance metrics, which are evenly weighted at 50%.
1.The Company’s TSR against a peer group of base metals producers that the Company competes with for investment dollars (the “TSR Peer Group”), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	TSR at or above 90th percentile	200%
Above Target	TSR at 80th percentile	150%
Target	TSR at 65th percentile	100%
Below Threshold	TSR below 35th percentile	0%
Linear interpolation will be applied to determine percentage PSU vesting for TSR performance between the performance achievement levels shown in the table above.
The TSR Peer Group is comprised of the following 13 companies:

Atalaya Mining Plc	Hudbay Minerals Inc.	Southern Copper Corporation
Antofagasta plc	Imperial Metals Corporation	Taseko Mines Limited
Capstone Copper Corp.	Lundin Mining Corporation	Teck Resources Limited
First Quantum Minerals Ltd.	MMG Limited
Freeport-McMoRan Inc.	Sandfire Resources Ltd.
On May 8, 2023, Makko DeFilippo was promoted from President to President and Chief Operating Officer of the Company. In connection with this promotion and given the strategic significance of the Tucumã Operations, the Company granted 25,000 PSUs to Mr. DeFilippo, with the vesting metrics directly linked to the successful commissioning of the Tucumã Operations and achievement of commercial production within a prescribed timeframe.

2.The Company's ROIC, as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	ROIC at or above 12%	200%
Above Target	ROIC at 10%	150%
Target	ROIC at 8%	100%
Below Threshold	ROIC below 5%	0%
Linear interpolation will be applied to determine percentage PSU vesting for ROIC performance between the performance achievement levels shown in the table above.
All regular annual awards of RSUs under the Share Unit Plan vest on a one-third basis per annum, with the first tranche vesting on the first anniversary of the grant date.
The Compensation Committee is responsible for administering and interpreting the Company’s equity-based compensation arrangements and the policies respecting the grant of Options or Share Units, whether PSUs or RSUs, or the sale or issuance, as applicable, of Shares thereunder, as well as reviewing and awarding grants of Options and Share Units, whether PSUs or RSUs, and the terms thereof. Awards of Options under the Stock Option Plan and Share Units, whether PSUs or RSUs, under the Share Unit Plan are subject to certain limitations set out in each plan as well as the approval of the Compensation Committee. Such awards are generally based on the executive officer’s total target compensation relative to their peers and their level within the organization. Options and Share Units are not granted to reward past performance, but rather as forward-looking incentives. As such, previous grants of Options or Share Units, as applicable, are not taken into account when considering additional grants of Options or Share Units, as applicable.
Benefits
We make an array of quality group benefits available to address our employees' health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market.
Perks
We do not provide perquisites (perks) such as club memberships, use of private aircraft or car allowances to our executives.
Financial Assistance
We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Stock Option Plan.

Managing Compensation Risk
As part of its annual review of the Company’s compensation policies and practices, including the setting of annual corporate performance objectives, as discussed below, the Compensation Committee considers any risks associated with such policies and practices. In support of the Compensation Committee’s annual review process in 2024, Lane Caputo assisted the committee in assessing the risks inherent in the Company’s executive compensation program, including:
•identification of compensation risk mitigation policies and programs the Company employs and to what extent they reflect best practices in compensation governance,
•the alignment between executive pay, corporate performance and shareholder experience over the prior several years, and
•sensitivity testing on the upper and lower bounds of incentive programs and the resulting executive rewards.
The Compensation Committee believes that the executive compensation program of the Company should not raise its risk profile. Accordingly, the Company’s compensation programs include safeguards designed to mitigate compensation risks. The following measures seek to impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:
•the Compensation Committee retains an independent advisor to provide an external perspective of marketplace changes and best practices related to executive compensation design, governance and compensation risk management.
•the Compensation Committee undertakes an annual review of the Company’s compensation program to ensure competitiveness with a compensation peer group and continued alignment with trends in compensation practices and governance.
•the Compensation Committee undertakes an annual review of the Company’s APIs, long-term equity-based incentives, and corresponding performance objectives to ensure continued relevance and applicability to the Company’s then current stage of development and business strategy.
•compensation paid to the Company’s executive officers is spread between short-term incentives and long-term incentives to mitigate the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance.
•API payments are capped at a maximum level of 150% of target in the case of all executive officers of the Company, other than the Executive Chairman and the President and CEO, who effective January 1, 2025, are capped at a maximum level of 200% of target, to ensure preservation of capital and to provide upper payout boundaries.
•the Compensation Committee and the Board retain discretion to adjust performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company in light of developments during the year. Discretion may also be exercised to increase or decrease payout levels based on a holistic assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions when necessary.
•a Share Ownership Policy has been adopted, which sets Share ownership targets for the c-suite and executive vice president ("EVP") level executives and non-executive directors of the Company to further align their interests more closely with the shareholders of the Company. See “Share Ownership Policy” below for the guidelines and current share ownership levels.
•an Incentive Compensation Clawback Policy has been adopted, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above (including each NEO) and any other officer or any other person who performs a significant policy-making function for the Company or who is in charge of a principal business unit, division, or function, whether currently or previously employed by the Company or any of its subsidiary companies. For the purposes of this policy, performance-based compensation includes all compensation, in any form, including cash or equity-based (such as PSUs), whether vested or unvested, that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. See “Incentive Compensation Clawback Policy” below.
•no NEO or director, among others, is permitted to purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company.
The Compensation Committee is satisfied that the current compensation policies and practices, combined with the enterprise risk management of the Company, offer a balanced combination that promotes adequate risk-taking with appropriate and reasonable compensation incentives.
Compensation Committee Decisions Relating to 2025 Compensation
Peer group constituents are reviewed at least annually to ensure their continued relevance. To improve our positioning and alignment relative to our peer group and to ensure the size and stability of the group, Lane Caputo was given the mandate to review the peer group against which Ero’s executive compensation program is benchmarked. To benchmark the competitiveness of the compensation program for the Company’s executive officers for the financial year ending December 31, 2025, the Compensation Committee, in consultation with Lane Caputo, have utilized the following peer group of 15 comparators (the “2025 Compensation Peer Group”):

Alamos Gold Inc.	Eldorado Gold Corp.	New Gold Inc.
Capstone Mining Corp.	Equinox Gold Corp.	Sandfire Resources Ltd.
Centerra Gold Inc.	Fortuna Silver Mines Inc.	SSR Mining Inc.
Coeur Mining, Inc.	Hecla Mining Company	Taseko Mines Ltd.
Dundee Precious Metals Inc.	Hudbay Minerals Inc.	Torex Gold Resources Inc.
The 2025 Compensation Peer Group has also been used to benchmark the Company’s non-executive director compensation practices for the financial year ending December 31, 2025.

The following table sets out the base salary of each NEO for the financial year ending December 31, 2025:

Name	Position(s) and Office(s) with Ero	2025 Annual Base Salary (US$)
David Strang	Executive Chairman Director	640,000
Makko DeFilippo	President & CEO Director	575,000
Gelson Batista	EVP and COO	465,000
Wayne Drier	EVP and CFO	425,000
Courtney Lynn	EVP, External Affairs and Strategy	355,350
For 2025, the Company is targeting the following mix of pay elements for the CEO, Executive Chairman and other NEOs:
The Compensation Committee has established 2025 corporate performance measures for each executive officer, including safety; environmental stewardship; copper division operating performance; gold division operating performance; financial measures (operating cash flow and YE leverage ratio); and, strategic initiatives relating to the advancement of the Company's growth strategy, including the Furnas Project, the Pilar Deepening Project and exploration initiatives. The weighting assigned to each measure varies with each executive officer, depending on his or her position and level in the organization.
Share Ownership Policy
The Board has adopted a Share Ownership Policy, which sets Share ownership targets for the c-suite and EVP level executives and non-executive directors of the Company to further align their interests more closely with the shareholders of the Company.
The Executive Chairman and the President and CEO of the Company are each required to beneficially own, control or direct, directly or indirectly, at least three times their annual base salary in Shares and/or RSUs within five years of their appointment. The EVP and CFO, the EVP and COO of the Company and all future c-suite level executive of the Company are each required to beneficially own, control or direct, directly or indirectly, at least two times their annual base salary in Shares and/or RSUs within five years of their appointment. The EVP, External Affairs and Strategy and the EVP, General Counsel and Corporate Secretary of the Company and all future EVP level executives of the Company are each required to beneficially own, control or direct, directly or indirectly, at least one times their annual base salary in Shares and/or RSUs within five years of their appointment.
Each non-executive director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, DSUs and/or RSUs within five years of their appointment.
To measure compliance, Share and RSUs held by each c-suite and EVP level executive officer and Shares, DSUs and RSUs held by each non-executive director are valued at the greater of their acquisition cost or grant date value, as the case may be, and current market value.
As at the date of this Circular, each NEO, other than Gelson Batista (joined Ero as SVP, Operations on September 12, 2024 and promoted to Chief Operating Officer on January 1, 2025), has achieved their respective Share ownership target. Mr. Batista has achieved approximately 25% of his Share ownership target, and must achieve at least two times his annual base salary in Shares and/or RSUs by December 31, 2029.
As at the date of this Circular, each non-executive director has achieved their respective Share ownership target.
Incentive Compensation Clawback Policy
The Board has adopted an Incentive Compensation Clawback Policy, which applies to all performance-based compensation awards issued to any executive at the Vice-President level or above and any other officer or any other person who performs a significant policy-making function for the Company or who is in charge of a principal business unit, division, or function, whether currently or previously employed by the Company or any of its subsidiary companies. The policy providing for the full or partial forfeiture and recoupment of performance-based compensation awarded and outstanding or paid to any such person subsequent to any required accounting restatement due to material non-compliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements of the Company that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period, the result of which is that any performance-based compensation provided to any such person would have been a lower amount had it been calculated based on such restated results. For the purposes of this policy, performance-based compensation includes all compensation, in any form, including cash or equity-based, whether vested or unvested, that is granted, earned or vested based wholly or in part upon the attainment of any financial reporting measure. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial measures (including non-GAAP measures, stock price and total shareholder return).

Performance Graph
Total cumulative shareholder return represents the overall financial benefit generated for shareholders (change in share price + dividends received) and is considered an effective measure of how the market evaluates the overall performance of a company over a specific period of time.
The graph below shows the total cumulative shareholder return of $100 invested in our Shares on January 1, 2020 compared to $100 invested in the S&P/TSX Composite Index and the Company's TSR Peer Group, assuming reinvestment of dividends.
Over the identified five-year time horizon, Ero Copper’s share price has experienced higher volatility than the the Canadian market (S&P/TSX Composite Index), resulting in moments of both outperformance and underperformance. While the Company’s share price has underperformed its peers in the market in which it competes for investment capital (TSR Peer Group) over the short-term, the Company’s share price has returned 308% over the long-term (since the Company’s initial public offering in 2017) and has outperformed that same group by 191% over that same time period as a result of its execution of key strategic objectives and continued focus on high-growth and high-margin production.
Shareholders have experienced a loss of approximately 26% since January 1, 2020, while reported compensation for the Company’s CEO has increased by slightly less than 8% over that same time period. A large portion of the CEO’s compensation is in the form of long-term equity incentive awards to align the CEO with that shareholder experience and, as such, over the past five years, the CEO has realized only 88% of his reported compensation. In addition, the Company’s focus on relative TSR via half of the annual PSU award has resulted in only 21% (2018 award, vested in 2021), 0% (2019 award, vested in 2022), 14% (2020 award, vested in 2023) and 0% (2021 award, vested in 2024) of the TSR-contingent portion of these awards vesting with the CEO and other plan participants, aligning actual pay more closely with shareholder experience than the reported value found in the below Summary Compensation

Table. As such, the Company feels that our executive compensation practice is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.
Compensation Table
The following table contains information about the compensation awarded to, earned by, paid to, or payable to, individuals who were Named Executive Officers as at the end of the financial year ended December 31, 2024, 2023 and 2022.

Name and Principal Position	Year	Salary (US$)	Share-based Awards (US$)	Option-based Awards (US$)(1)	Non-equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)(3)	Total Compensation (US$)
					Annual Incentive Plans (US$)(2)	Long-term Incentive Plans
David Strang(4) CEO	2024	640,000	640,952(5)	322,824(7)	416,000	N/A	N/A	1,671	2,341,931
			320,483(6)
	2023	640,000	860,420(5)	529,545(8)	640,000	N/A	N/A	1,742	3,101,910
			430,203(6)
	2022	600,000	599,461(5)	355,555(9)	658,200	N/A	N/A	1,807	2,514,754
			299,731(6)
Makko DeFilippo President & COO	2024	475,000	719,828(5)	362,542(7)	231,563	N/A	N/A	306	2,149,145
			359,907(6)
	2023	455,582(10)	296,250(11)	218,046(8)	356,250	N/A	N/A	306	2,436,609
			578,750(12)
			354,283(5)
			177,142(6)
	2022	365,000	249,771(5)	148,148(9)	260,263	N/A	N/A	306	1,148,374
			124,886(6)
Gelson Batista SVP, Operations	2024	137,200(13)	299,929(14)	161,347(16)	66,113	N/A	N/A	381	1,468,107
			149,965(15)
			325,992(5)	164,184(7)
			162,996(6)
	2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Name and Principal Position	Year	Salary (US$)	Share-based Awards (US$)	Option-based Awards (US$)(1)	Non-equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)(3)	Total Compensation (US$)
					Annual Incentive Plans (US$)(2)	Long-term Incentive Plans
Wayne Drier CFO	2024	397,850	319,224(5)	160,779(7)	193,952	N/A	N/A	6,305	1,237,721
			159,612(6)
	2023	397,875	354,283(5)	218,046(8)	298,388	N/A	N/A	7,959	1,453,693
			177,142(6)
	2022	365,000	224,791(5)	133,333(9)	260,263	N/A	N/A	4,979	1,100,762
			112,396(6)
Courtney Lynn SVP, Corp. Dev., IR & Sustain.	2024	345,000	249,123(5)	125,470(7)	168,188	N/A	N/A	306	1,012,642
			124,554(6)
	2023	322,400	303,679(5)	186,896(8)	241,800	N/A	N/A	306	1,206,921
			151,840(6)
	2022	310,000	149,865(5)	88,889(9)	185,651	N/A	N/A	306	809,637
			74,926(6)
Notes:
(1)Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see the notes below for the assumptions used for each grant of Options.
(2)Represents cash bonuses (API) awarded for individual performance and corporate achievements. Amount has been included in the year that the cash bonus was earned despite being paid in the following year.
(3)Represents life insurance premiums paid by the Company.
(4)Mr. Strang does not receive compensation for his services as directors of the Company.
(5)Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 11, 2024, the Board approved the issuance of an aggregate of 334,486 PSUs under the Share Unit Plan based on a grant date fair value of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 13, 2023, the Board approved the issuance of an aggregate of 398,533 PSUs under the Share Unit Plan based on a grant date fair value of $18.04 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00) which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 14, 2022, the Board approved the issuance of an aggregate of 328,078 PSUs under the Share Unit Plan based on a grant date fair value of $18.21 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(6)Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 11, 2024, the Board approved the issuance of an aggregate of 152,251 RSUs under the Share Unit Plan based on a grant date fair value of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 13, 2023, the Board approved the issuance of an aggregate of 178,537 RSUs under the Share Unit Plan based on a grant date fair value of $18.04 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 14, 2022, the Board approved the issuance of an aggregate of 143,583 RSUs under the Share Unit Plan based on a grant date fair value of $18.21 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(7)On December 11, 2024, the NEO was granted Options at an exercise price of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00), expiring on December 11, 2029. These Options have grant date fair values of $8.23 each (US$5.48 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00) based on the following assumptions: risk-free interest rate of 2.88%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 50.93%; and, expected life of 3.5 years.
(8)On December 13, 2023, the NEO was granted Options at an exercise price of $18.04 per Share (US$13.30 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00), expiring on December 13, 2028. These Options have grant date fair values of $8.50 each (US$6.27 per Share based on the daily exchange rate reported by the Bank of Canada on December 13, 2023 of US$0.7374 = $1.00) based on the following assumptions: risk-free interest of 4.01%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 53.83%; and, expected life of 3 years.
(9)On December 14, 2022, the NEO was granted Options at an exercise price of $18.21 per Share (US$13.43 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00), expiring on December 14, 2027. These Options have a grant date fair value of $8.35 each (US$6.16 per Share based on the daily exchange rate reported by the Bank of Canada on December 14, 2022 of US$0.7374 = $1.00) based on the following assumptions: risk-free interest rate of 3.86%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 59.55%; and, expected life of 3 years.

(10)On May 8, 2023, Mr. DeFilippo was promoted from President to President and COO and his base salary was increased from $419,750 to $475,000.
(11)Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On November 16, 2023, Mr. DeFilippo was granted 25,000 PSUs under the Share Unit Plan in connection with his May 8, 2023 promotion to President & COO (vesting linked to the successful commissioning of the Tucumã Project within a prescribed timeframe) and based on a grant date fair value of $16.30 per Share (US$11.85 per Share based on the daily exchange rate reported by the Bank of Canada on November 16, 2023 of US$0.7273 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(12)Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On August 3, 2023, Mr. DeFilippo was granted 25,000 RSUs under the Share Unit Plan in connection with his May 8, 2023 promotion to President and COO (one-third of the RSUs vest on an annual basis following the date of promotion, with the first tranche vesting on May 8, 2024) and based on a grant date fair value of $30.91 per Share (US$23.15 per Share based on the daily exchange rate reported by the Bank of Canada on August 3, 2023 of US$0.7490 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(13)Mr. Batista's employment with the Company commenced on September 12, 2024 at a base salary of US$450,000 per annum.
(14)Represents the total grant date fair value of the PSUs granted and may not represent the amounts the recipient will actually realize from the award. On September 12, 2024, Mr. Batista was granted 16,082 PSUs under the Share Unit Plan and based on a grant date fair value of $25.35 per Share (US$18.65 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the PSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(15)Represents the grant date fair value of the RSUs granted and may not represent the amounts the recipient will actually realize from the award. On September 12, 2024, Mr. Batista was granted 8,041 RSUs under the Share Unit Plan and based on a grant date fair value of $25.35 per Share (US$18.65 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of the RSUs as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.
(16)On September 12, 2024, Mr. Batista was granted Options at an exercise price of $25.35 per Share (US$18.65 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00), expiring on September 12, 2029. These Options have grant date fair values of $10.11 each (US$7.44 per Share based on the daily exchange rate reported by the Bank of Canada on September 12, 2024 of US$0.7358 = $1.00) based on the following assumptions: risk-free interest rate of 2.85%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 51.14%; and, expected life of 3.5 years.

Significant terms of each NEOs employment agreement are set out below under the heading, “Termination and Change of Control Benefits”.
Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all Share-based awards and Option-based awards outstanding for each NEO as at December 31, 2024.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
David Strang	34,128(5)	12.99(6)	December 15, 2026	16,366	152,454(7)	2,053,418	Nil
	57,720(8)	12.66(9)	December 14, 2027	46,935
	84,457(10)	12.54(11)	December 13, 2028	78,655	50,672(12)	682,506	Nil
	58,871(13)	14.41(14)	December 11, 2029	Nil
Makko DeFilippo	33,894(15)	13.14(16)	December 17, 2025	11,307	119,113(7)	1,604,345	Nil
	13,961(5)	12.99(6)	December 15, 2026	6,695
	24,050(8)	12.66(9)	December 14, 2027	19,556
	34,776(10)	12.54(11)	December 13, 2028	6,695	53,127(12)	715,573	Nil
	66,114(13)	14.41(14)	December 11, 2029	Nil
Gelson Batista	21,698(17)	17.62(18)	September 12, 2029	Nil	38,334(7)	516,324	Nil
	29,941(13)	14.41(14)	December 11, 2029	Nil	19,167(12)	258,162	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Wayne Drier	33,894(15)	13.14(16)	December 17, 2025	11,307	64,908(7)	874,252	Nil
	12,410(5)	12.99(6)	December 15, 2026	5,951
	21,645(8)	12.66(9)	December 14, 2027	17,601
	34,776(10)	12.54(11)	December 13, 2028	32,387	22,478(12)	302,758	Nil
	29,320(13)	14.41(14)	December 11, 2029	Nil
Courtney Lynn	10,000(19)	13.14(20)	March 18, 2026	Nil	50,776(7)	683,907	Nil
	9,308(5)	12.99(6)	December 15, 2026	4,464
	14,430(8)	12.66(9)	December 14, 2027	13,689
	29,808(10)	12.54(11)	December 13, 2028	27,760	17,900(12)	242,309	Nil
	22,881(13)	14.41(14)	December 11, 2029	Nil
Note:
(1)Class of securities underlying all Options is Shares. All Options granted to the NEOs are governed by the Stock Option Plan.
(2)Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(3)The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2024, being the last trading day of the year ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00). The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(4)Based on the closing price of the Shares on the TSX on December 31, 2024, being the last trading day of the year ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00) multiplied by the number of notional Shares underlying the PSUs, assuming a payout multiple of 1.0, or the RSUs, as applicable. See “Elements of Executive Compensation – Options and Share Based Awards” above. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual value, if any, on settlement will depend on the value of the Shares on the date of settlement.
(5)One-third of the Options vest on an annual basis, with the first tranche vesting on December 15, 2022.
(6)These Options were granted in Canadian dollars (exercise price of $18.69) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(7)Represents the aggregate number of unvested PSUs held by the NEO as at December 31, 2024. Class of securities underlying all PSUs is Shares. All PSUs granted to the NEOs are governed by the Share Unit Plan.
(8)One-third of the Options vest on an annual basis, with the first tranche vesting on December 14, 2023.
(9)These Options were granted in Canadian dollars (exercise price of $18.21) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(10)One-third of the Options vest on an annual basis, with the first tranche vesting on December 13, 2024.
(11)These Options were granted in Canadian dollars (exercise price of $18.04) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(12)Represents the aggregate number of unvested RSUs held by the NEO as at December 31, 2024. Class of securities underlying all RSUs is Shares. All RSUs granted to the NEOs are governed by the Share Unit Plan.
(13)One-third of the Options vest on an annual basis, with the first tranche vesting on December 11, 2025.
(14)These Options were granted in Canadian dollars (exercise price of $20.73) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(15)One-third of the Options vest on an annual basis, with the first tranche vesting on December 17, 2021.
(16)These Options were granted in Canadian dollars (exercise price of $18.90) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(17)One-third of the Options vest on an annual basis, with the first tranche vesting on September 12, 2025.
(18)These Options were granted in Canadian dollars (exercise price of $25.35) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(19)One-third of the Options vest on an annual basis, with the first tranche vesting on March 18, 2022.
(20)These Options were granted in Canadian dollars (exercise price of $24.45) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of incentive plan awards vested or earned by each NEO during the financial year ended December 31, 2024.

Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)(2)
David Strang	53,211(3)	888,264(4)	416,000
Makko DeFilippo	21,979(5)	364,568(4)	231,563
Gelson Batista(6)	Nil	Nil	66,113
Wayne Drier	20,949(7)	331,212(4)	193,952
Courtney Lynn	16,446(8)	251,696(4)	168,188
Note:
(1)Aggregate dollar value that would have been realized if the in-the-money Options had been exercised on their vesting date. The figures shown in this column do not represent the actual value the individual NEO would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(2)Represents cash bonuses (API) awarded for individual performance and corporate achievements during 2024.
(3)28,152 Options vested on December 13, 2024 at an exercise price of $18.04 per Share, 19,240 Options vested on December 14, 2024 at an exercise price of $18.21 per Share and 11,376 Options vested on December 15, 2024 at an exercise price of $18.69 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2024 ($19.51), being the first trading day prior December 14, 2024 and December 15, 2024, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2024 of US$0.7027 = $1.00.
(4)Represents the aggregate dollar value of the PSUs (granted on December 15, 2021) and RSUs (one-third of the RSUs granted on December 15, 2021, December 14, 2022 and December 13, 2023) vested during the financial year ended December 31, 2024, based on the reported share price ($20.73 or US$13.71 based on the daily exchange rate reported by the Bank of Canada on December 13, 2024 of US$0.7027 = $1.00), being the settlement date, multiplied by the number of Shares underlying the PSUs and RSUs. PSUs vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Regarding the PSUs granted to each NEO on December 15, 2021, 100% vested on December 11, 2024 at a share price of $20.73 based on the Company's ROIC performance over the three-year period exceeding the maximum performance level (i.e. ROIC at or above 12%, with a payout of 200%) and TSR performance over the same period being below the threshold performance relative to the TSR Peer Group (i.e. TSR below the 35th percentile, with a payout of 0%). See “Elements of Executive Compensation – Options and Share Based Awards” above.
(5)11,592 Options vested on December 13, 2024 at an exercise price of $18.04 per Share, 8,017 Options vested on December 14, 2024 at an exercise price of $18.21 per Share and 4,654 Options vested on December 15, 2024 at an exercise price of $18.69 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2024 ($19.51), being the first trading day prior December 14, 2024 and December 15, 2024, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2024 of US$0.7027 = $1.00.
(6)Mr. Batista's employment with the Company commenced on September 12, 2024. None of the Options, PSUs or RSUs granted to Mr. Batista by the Company have vested. His 2024 cash bonus (API) was pro-rated based on his start date of September 12, 2024.
(7)11,592 Options vested on December 13, 2024 at an exercise price of $18.04 per Share, 7,215 Options vested on December 14, 2024 at an exercise price of $18.21 per Share and 4,137 Options vested on December 15, 2024 at an exercise price of $18.69 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2024 ($19.51), being the first trading day prior December 14, 2024 and December 15, 2024, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2024 of US$0.7027 = $1.00.
(8)9,936 Options vested on December 13, 2024 at an exercise price of $18.04 per Share, 4,810 Options vested on December 14, 2024 at an exercise price of $18.21 per Share and 3,103 Options vested on December 15, 2024 at an exercise price of $18.69 per Share. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2024 ($19.51), being the first trading day prior December 14, 2024 and December 15, 2024, which were not business days. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2024 of US$0.7027 = $1.00.
Pension Plan Benefits
The Company does not have a defined benefit or a defined contribution pension plan.
Deferred Compensation Plans
The Company does not have a deferred compensation plan for its employees.

Termination and Change of Control Benefits
Each NEO is currently engaged under an employment agreement that provides for, among other things, a base salary (may be adjusted annually by the Board on the recommendation of the Compensation Committee), API and equity-based compensation awards (as determined by the Board on the recommendation of the Compensation Committee), vacation time and extended benefits. Under the terms of each NEO’s employment agreement, their employment may be terminated as a result of (i) a “Change of Control”; (ii) termination without cause; (iii) termination for cause; (iv) retirement; (v) disability; and (iv) death.
A Change of Control, in general, occurs when the Company sells, transfers or otherwise disposes of all or substantially all (90% or more) of its assets, or any person or group of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding either acquire 50% or more of the outstanding Shares or sufficient Shares to replace the majority of the Board.
The Company’s obligation to compensate a NEO for a Change of Control will be triggered if both of the following events occur:
•there is a Change of Control of Ero; and
•the NEO is terminated without cause or resigns for “Good Reason” within 12 months of the Change of Control.
A NEO may resign for “Good Reason” within 12 months of a Change of Control, if the Company (i) reduces the NEO’s salary (except in certain limited circumstances); (ii) materially reduces the NEO’s duties, responsibilities, authority or status without the consent of the NEO; (iii) breaches or fails to observe any material provision of the NEO’s employment agreement; or (iv) takes any action that would be considered to amount to constructive dismissal by a court of competent jurisdiction.
Each NEO’s employment agreement also contains non-solicitation, non-competition, confidentiality and notice of resignation provisions which will apply on a termination of employment. Non-competition and non-solicitation restrictions apply for a period of one year from the date the executive’s employment ceases, and the confidentiality provisions apply, subject to certain exceptions, for an indefinite period of time following the termination of employment of an executive. A NEO may terminate their employment by giving not less than 120 days (in the case of the Executive Chairman and the President and CEO) or 60 days (in the case of all other NEOs) written notice of resignation.
The following table summarizes the compensation that would be payable to each NEO should their employment be terminated.

Termination Type	Severance	Bonus	Share Awards	Benefits
Termination Subsequent to Change of Control or Resignation for Good Reason within 12 Months of a Change in Control	Payment equal to 24 months’ salary	Lump sum payment equal to the most recent 3-year’s average bonus paid
All unvested Options and Share Units vest immediately

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 90 days after the termination date

All unvested Share Units to be redeemed within 30 days after the termination date. In the event that Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed
Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan)
Termination without Cause	Payment equal to 12 months’ salary + 1 month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years)	None
All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units to be redeemed on the termination date
Extension of executive benefits for 12 months following termination (to the extent permitted by the applicable benefit plan)
Termination for Cause	None	None	All Options and Share Units expire on the termination date	None
Voluntary Resignation	None	None
All unvested Options or Share Units expire on the termination date

All vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is 60 days after the termination date

All vested Share Units to be redeemed on the termination date
None
Retirement	None	None
Options will continue to vest in normal course and vested Option are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date
None

Termination Type	Severance	Bonus	Share Awards	Benefits
Disability	None	None
Options will continue to vest in normal course and vested Options are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date.
None
Death	None	None
All outstanding Options will vest immediately and are exercisable at any time up to, but not after, the earlier of the expiry date, and the date which is one (1) year after the termination date

All unvested Share Units expire on the termination date. All vested Share Units to be redeemed on the termination date.
None
Estimated Incremental Payments on Termination
The following table sets forth the estimated incremental payments, payable and benefits that would be due to the NEOs under various termination scenarios, assuming a termination date of December 31, 2024.

	David Strang	Makko DeFilippo	Gelson Batista	Wayne Drier	Courtney Lynn
Change of Control with Termination
Severance Base Payment (US$)(1)	1,280,000	950,000	900,000	795,700	690,000
Severance Bonus Payment (US$)	571,400	285,692	66,113	250,868	198,546
Stock Options (US$)(2)	68,082	28,110	Nil	27,458	22,418
Share Units (US$)
PSUs(3)	2,053,418	1,604,345	516,324	874,252	683,907
RSUs(4)	682,506	715,559	258,162	302,758	241,083
Benefits (US$)	3,700	6,888	2,124	3,700	4,956
Total	3,617,171	1,886,559	1,775,718	1,661,179	1,590,216
Termination without Cause
Severance Base Payment (US$)(5)	1,066,813	788,413	461,301	657,815	454,723
Severance Bonus Payment (US$)	N/A	N/A	N/A	N/A	N/A
Stock Options (US$)	Nil	Nil	Nil	Nil	Nil
Share Units (US$)	Nil	Nil	Nil	Nil	Nil
Benefits (US$)	3,700	6,888	2,124	3,700	4,956
Total	1,070,513	795,301	463,425	661,515	459,679

	David Strang	Makko DeFilippo	Gelson Batista	Wayne Drier	Courtney Lynn
Other Termination
Termination for Cause (US$)	Nil	Nil	Nil	Nil	Nil
Resignation (US$)	Nil	Nil	Nil	Nil	Nil
Retirement (US$)	Nil	Nil	Nil	Nil	Nil
Disability (US$)	Nil	Nil	Nil	Nil	Nil
Death (US$)(6)	68,082	28,110	Nil	27,458	22,418
Note:
(1)Represents the severance base payment, which is equal to 24 months’ salary.
(2)Represents the value of unvested in-the-money Options as at December 31, 2024. All unvested Options will vest immediately upon a Change of Control with termination. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2024, being the last trading day of the year ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950= $1.00).
(3)PSUs outstanding as at December 31, 2024 were granted to (i) each NEO on December 14, 2022, December 13, 2023 and December 11, 2024; (ii) Mr. DeFilippo on November 16, 2023; and (iii) to Mr. Batista on September 12, 2024. The figures in this row assume that upon a Change of Control with termination, the Board would consider that 100% of the PSUs granted on December 14, 2022, November 16, 2023 and December 13, 2023 vest on December 31, 2024, based on the closing price of the Shares on the TSX on December 31, 2024 ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00) multiplied by the number of notional Shares underlying the PSUs assuming a payout multiple of 1.0. None of the PSUs granted on September 12, 2024 or December 11, 2024 would vest as none of the performance conditions could be satisfied by December 31, 2024.
(4)All unvested RSUs will vest immediately upon a Change of Control with termination. The figures are calculated based on the closing price of the Shares on the TSX on December 31, 2024 ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00) multiplied by the number of notional Shares underlying the RSUs.
(5)Represents the severance base payment, which is equal to 12 months’ salary, plus one month of salary per year of service to an aggregate maximum of 24 months’ salary (pro-rated for partial years). As the employment of Messrs. DeFilippo, Batista and Drier and Ms. Lynn commenced on February 1, 2017, September 12, 2024, March 1, 2017 and March 9, 2021, respectively, their severance base payment has been pro-rated accordingly.
(6)Represents the value of unvested in-the-money Options as at December 31, 2024. All unvested Options will vest immediately upon death. The figures are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2024 ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00). No PSUs or RSUs would vest on December 31, 2024.
DIRECTOR COMPENSATION
Compensation of directors has been determined by taking into consideration the size and stage of operation and development of the Company and to achieve the objectives of retaining and attracting skilled, experienced and dedicated directors.
The Compensation Committee reviews our non-executive director compensation on an annual basis and recommends revisions to the compensation paid to our non-executive directors when warranted under the circumstances. In late 2024, Lane Caputo provided a review of market practices regarding non-executive director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for non-executive directors.
As a senior officer and director, Mr. Strang did not receive compensation for his service as a director in 2024 (or in prior years) and his compensation information is presented in the section relating to executive compensation above. As of January 1, 2025, Messrs. Strang and DeFilippo are senior officers and directors, and have not and will not receive compensation for their service as directors.
As part of the Company's long-term leadership succession plan, Mr. Dunn retired from his executive position of Executive Chairman on December 31, 2022 and then served as a non-executive director and Chairman of the Board from January 1, 2023 until December 31, 2024, during which time he continued to support the management team, on a consultative basis, under a contract until December 31, 2024 to facilitate a seamless transition. Prior to January 1, 2023, Mr. Dunn did not received compensation for his services as a director of the Company.

Please note, the below director compensation tables sets out detail relating to the cash compensation received by Mr. Dunn in 2024 for his services as a director of the Company and for his consultative services provided to the management team as well as equity-based compensation granted to Mr. Dunn in 2023 and prior thereto, as applicable. Mr. Dunn did not receive any equity-based compensation in 2024.
As announced in November 2023, Matthew Wubs retired from the Board on April 24, 2024, being the date of the Company's 2024 annual shareholder meeting.
On December 12, 2019, a DSU Plan was established by the Compensation Committee and the Board to promote a greater alignment of long-term interests between non-executive directors and shareholders of the Company, and to provide a compensation system for non-executive directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. DSUs may be awarded by the Compensation Committee from time to time to provide non-executive directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs. In addition, non-executive directors may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment within a prescribed period after the director’s death, retirement or removal from the Board. Further information regarding the DSU Plan is provided below under the heading “Deferred Share Unit Plan”.
For 2024, our non-executive directors were compensated for their services as directors through a combination of an annual retainer fee and annual long-term equity-based compensation in the form of DSUs and Options. Non-executive directors were not compensated based on performance. The 2023 annual retainers were as follows:

Chairman of the Board (Base)	US$155,000
Lead Director (Base)	US$140,000
Other Non-Executive Directors (Base)	US$85,000
Audit Committee Chair	US$21,500
Compensation Committee Chair	US$17,000
Nominating and Corporate Governance Committee Chair	US$15,000
Environmental, Health, Safety and Sustainability Chair	US$15,000
Retainers are paid quarterly and withholding taxes apply. Pursuant to the DSU Plan, in the event that a non-executive director elects to receive a portion or all of their annual retainer in the form of DSUs, such DSUs are issued quarterly as more particularly set out below under the heading “Deferred Share Unit Plan”. Our directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.

Director Compensation Table
The following table sets forth all amounts of compensation provided to the non-executive directors of the Company during the financial year ended December 31, 2024.

Name	Fees earned (US$)(1)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Jill Angevine	53,250	88,134(3)	20,169(5)	N/A	N/A	Nil	214,783
		53,230(4)
Lyle Braaten	85,000	88,134(3)	20,169(5)	N/A	N/A	Nil	193,303
Steven Busby	Nil	88,134(3)	20,169(5)	N/A	N/A	Nil	193,299
		84,996(4)
Christopher Noel Dunn(6)	155,000	Nil	Nil	N/A	N/A	275,000(7)	430,000
Dr. Sally Eyre	49,750	88,134(3)	20,169(5)	N/A	N/A	Nil	207,808
		49,755(4)
Robert Getz	102,000	88,134(3)	20,169(5)	N/A	N/A	Nil	210,303
Chantal Gosselin	49,750	88,134(3)	20,169(5)	N/A	N/A	Nil	207,808
		49,755(4)
Faheem Tejani	Nil	88,134(3)	20,169(5)	N/A	N/A	Nil	193,299
		84,996(4)
John Wright	140,000	88,134(3)	20,169(5)	N/A	N/A	Nil	248,303
Matthew Wubs(8)	Nil	21,251(4)	Nil	N/A	N/A	Nil	21,251
Note:
(1)Represents retainer fees earned and paid in cash. Messrs. Braaten, Dunn, Getz and Wright elected to receive 100% of their retainer fees earned in cash. Dr. Eyre and Mmes. Angevine and Gosselin elected to receive 50% of their respective retainer fees earned in the form of DSUs and Messrs. Busby, Tejani and Wubs elected to receive 100% of their respective retainer fees earned in the form of DSUs, which are included in the Share-based awards column and more particularly described in footnote (4) below.
(2)Represents the total grant date fair value of the Options granted and may not represent the amounts the recipient will actually realize from the award. The fair value of the Options has been estimated at the date of grant in accordance with IFRS accounting requirements using a Black-Scholes option pricing model and was determined based on various assumptions including share price volatility on the grant date taking into account the expected life of the Options, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. Please see footnote (5) below for the assumptions used for the grant of Options.
(3)Represents the total grant date fair value of the DSUs granted and may not represent the amounts the recipient will actually realize from the award. On December 11, 2024, the Board approved the issuance of 6,016 DSUs to each non-executive director under the DSU Plan (other than Messrs. Wubs and Dunn who retired from the Board on April 24, 2024 and December 31, 2024, respectively), based on a grant date fair value of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065= $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(4)Represents the total grant date fair value of the DSUs granted to Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby, Tejani and Wubs, as the case may be, in lieu of a portion or all of their respective retainer fees earned (each such director’s election set out in footnote (1) above) and may not represent the amounts the recipient will actually realize from the award. On March 28, 2024, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Wubs received 662 DSUs, 708 DSUs, 662 DSUs, 1,131 DSUs, 1,131 DSUs and 1,131 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the first quarter of 2024, and based on a grant date fair value of $25.54 per Share (US$18.79 per Share based on the daily exchange rate reported by the Bank of Canada on March 28, 2024 of US$0.7360 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On June 28, 2024, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Tejani received 583 DSUs, 624 DSUs, 583 DSUs, 996 DSUs and 996 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the second quarter of 2024, and based on a grant date fair value of $29.18 per Share (US$21.33 per Share based on the daily exchange rate reported by the Bank of Canada on June 28, 2024 of US$0.7309 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On September 30, 2024, Dr. Eyre, Mmes. Angevine and Gosselin and Messrs. Busby and Tejani received 7558 DSUs, 597 DSUs, 558 DSUs, 953 DSUs and 953 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the third quarter of 2024, and based on a grant date fair value of $30.06 per Share (US$22.3 per Share based on the daily exchange rate reported by the Bank of Canada on September 30, 20243 of US$0.7417 = $1.00), which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date. On December 31, 2024, Dr. Eyre, Mmes.

Angevine and Gosselin and Messrs. Busby and Tejani received 933 DSUs, 998 DSUs, 933 DSUs, 1,594 DSUs, 859 DSUs and 1,594 DSUs, respectively, in lieu of a portion or all of their respective retainers fees earned (each such director’s election set out in footnote (1) above) earned during the fourth quarter of 2024, and based on a grant date fair value of $19.19 per Share (US$13.33 per Share based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00), being the last trading day of the year, which is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(5)On December 11, 2024, each non-executive director was granted 4,047 Options, other than Messrs. Wubs and Dunn who retired from the Board on April 24, 2024 and December 31, 2024, respectively, at an exercise price of $20.73 per Share (US$14.65 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00), expiring on December 11, 2029. These Options have a grant date fair value of $7.05 each (US$4.98 per Share based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00) based on the following assumptions: risk-free interest rate of 2.90%; dividend yield of 0%; a forfeiture rate of 0%; volatility factor of 51.44%; and, expected life of 2.5 years.
(6)Mr. Dunn retired from the Board on December 31, 2024.
(7)Compensation received by Mr. Dunn for consultative services provided to the management team of the Company in 2024. As part of the Company's long-term management succession plan, Mr. Dunn continued to support the management team on a consultative basis from January 1, 2023 until December 31, 2024 to facilitate a seamless transition following his retirement from his executive position of Executive Chairman on December 31, 2022.
(8)Mr. Wubs retired from the Board on April 24, 2024.
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all Option-based awards and Share-based awards outstanding for each non-executive director as at December 31, 2024.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Jill Angevine	20,000	8.01(5)	August 4, 2027	109,115	33,682(9)	453,666	Nil
	4,040	12.66(6)	December 14, 2027	3,285
	4,372	12.54(7)	December 13, 2028	4,072
	4,047	14.41(8)	December 11, 2029	Nil
Lyle Braaten	3,601	13.14(10)	December 17, 2025	1,201	32,462(9)	437,234	Nil
	4,137	12.99(11)	December 15, 2026	1,984
	4,040	12.66(6)	December 14, 2027	3,285
	4,372	12.54(7)	December 13, 2028	4,072
	4,047	14.41(8)	December 11, 2029	Nil
Steven Busby	4,137	12.99(11)	December 15, 2026	1,984	60,182(9)	810,597	Nil
	4,040	12.66(6)	December 14, 2027	3,285
	4,372	12.54(7)	December 13, 2028	4,072
	4,047	14.41(8)	December 11, 2029	Nil
Christopher Noel Dunn	34,128(12)	12.99(11)	December 15, 2026	16,366	12,882(9)	173,509	Nil
	4,040	12.66(6)	December 14, 2027	3,285
	4,372	12.54(7)	December 13, 2028	4,072
Dr. Sally Eyre	4,047	14.41(8)	December 11, 2029	Nil	46,968(9)	632,617	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price (US$)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Robert Getz	6,208	16.28(14)	January 2, 2025	Nil	32,462(9)	437,234	Nil
	3,601	13.14(10)	December 17, 2025	1,201
	4,137	12.99(11)	December 15, 2026	1,984
	4,040	12.66(6)	December 14, 2027	3,285
	4,372	12.54(7)	December 13, 2028	4,072
	4,047	14.41(8)	December 11, 2029	Nil
Chantal Gosselin	6,208	16.28(14)	January 2, 2025	Nil	49,925(9)	672,445	Nil
	3,601	13.14(10)	December 17, 2025	1,201
	4,137	12.99(11)	December 15, 2026	1,984
	4,040	12.66(6)	December 14, 2027	3,285
	4,372	12.54(7)	December 13, 2028	4,072
	4,047	14.41(8)	December 11, 2029	Nil
Faheem Tejani	13,478	11.33(13)	November 16, 2028	28,851	24,086(9)	324,417	Nil
	4,372	12.54(7)	December 13, 2028	4,072
	4,047	14.41(8)	December 11, 2029	Nil
John Wright	6,208	16.28(14)	January 2, 2025	Nil	32,462(9)	437,234	Nil
	3,601	13.14(10)	December 17, 2025	1,201
	4,137	12.99(11)	December 15, 2026	1,984
	4,040	12.66(6)	December 14, 2027	3,285
	4,372	12.54(7)	December 13, 2028	4,072
	4,047	14.41(8)	December 11, 2029	Nil
Matthew Wubs	Nil	N/A	N/A	Nil	Nil	Nil	Nil
Note:
(1)Class of securities underlying all Options is Shares. All Options granted to the non-executive directors are governed by the Stock Option Plan. The Options held by each non-executive director, in the amounts set out in this column, are fully vested.
(2)Exercise price for the Options is equivalent to the “Fair Market Value”, as defined in the Stock Option Plan or the “Market Price” as defined in the TSX Company Manual, which currently means the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the grant date.
(3)The figures shown in this column are calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 31, 2024, being the last trading day of the year ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00). The figures shown in this column do not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(4)The figures shown in this column are calculated based on the closing price of the Shares on the TSX on December 31, 2024, being the last trading day of the year ($19.38 or US$13.47 based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00) multiplied by the number of notional Shares underlying the DSUs. The figures shown in this column do not represent the actual cash value the individual director would receive. The actual cash value will depend on the value of the Shares on the date of settlement.
(5)These Options were granted in Canadian dollars (exercise price of $11.53) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(6)These Options were granted in Canadian dollars (exercise price of $18.21) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.

(7)These Options were granted in Canadian dollars (exercise price of $18.04) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(8)These Options were granted in Canadian dollars (exercise price of $20.73) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(9)Represents the aggregate number of DSUs held by each non-executive director. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment within a prescribed period after the director’s death, retirement or removal from the Board, as more particularly set out below under the heading “Deferred Share Unit Plan”.
(10)These Options were granted in Canadian dollars (exercise price of $18.90) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(11)These Options were granted in Canadian dollars (exercise price of $18.69) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(12)These Options were granted to Mr. Dunn on December 15, 2021 during his tenure as Executive Chairman. One-third of the 34,128 Options vest on an annual basis, with the final tranche vesting on December 15, 2024.
(13)These Options were granted in Canadian dollars (exercise price of $16.30) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
(14)These Options were granted in Canadian dollars (exercise price of $23.42) but are shown in US dollars and have been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 31, 2024 of US$0.6950 = $1.00.
Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of incentive plan awards vested or earned by each independent director during the financial year ended December 31, 2024.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)(1)	Non-equity incentive plan compensation – Value earned during the year (US$)
Jill Angevine	Nil(2)	Nil	N/A
Lyle Braaten	Nil(2)	Nil	N/A
Steven Busby	Nil(2)	Nil	N/A
Christopher Noel Dunn	6,555(3)	639,899	N/A
Dr. Sally Eyre	Nil(2)	Nil	N/A
Robert Getz	Nil(2)	Nil	N/A
Chantal Gosselin	Nil(2)	Nil	N/A
Faheem Tejani	Nil(2)	Nil	N/A
John Wright	Nil(2)	Nil	N/A
Matthew Wubs	Nil	1,111,094	N/A
Note:
(1)Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment within a prescribed period after the director’s death, retirement or removal from the Board, as more particularly set out below under the heading “Deferred Share Unit Plan”. In the case of Mr. Dunn, the figure in this column represents the aggregate dollar value of the 37,844 PSUs (granted on December 15, 2021) and 8,831 RSUs (granted on December 15, 2021) vested during the financial year ended December 31, 2024, based on the reported share price ($19.51 or US$13.71 based on the daily exchange rate reported by the Bank of Canada on December 13, 2024 of US$0.7027 = $1.00), being the settlement date, multiplied by the number of Shares underlying the PSUs and RSUs. The PSUs vest three years from the date of grant and the actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. Regarding the PSUs granted to Mr. Dunn on December 15, 2021, 100% vested on December 11, 2024 at a share price of $20.73 based on the Company's ROIC performance over the three-year period exceeding the maximum performance level (i.e. ROIC at or above 12%, with a payout of 200%) and TSR performance over the same period being below the threshold performance relative to the TSR Peer Group (i.e. TSR below the 35th percentile, with a payout of 0%). See “Elements of Executive Compensation – Options and Share Based Awards” above. In the case of Mr. Wubs, who retired from the Board on April 24, 2024, the Company settled his 49,207 DSUs in cash in 2024.
(2)Options granted to the director on December 11, 2024 (4,047 Options at an exercise price of $20.73 per Share) vested, in full, on the grant date. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 11, 2024 ($20.53). This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 11, 2024 of US$0.7065 = $1.00. The figure shown does not represent the actual value the individual director would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.
(3)11,376 Options, being one-third of the 34,128 Options granted to Mr. Dunn on December 15, 2021 at an exercise price of $18.69 per Share vested on December 15, 2024. This figure is calculated based on the difference between the Option exercise price and the closing price of the Shares on the TSX on December 13, 2024 ($19.51), being the being the first trading day prior December 15, 2024. This figure is shown in US dollars and has been converted from Canadian dollars based on the daily exchange rate reported by the Bank of Canada on December 13, 2024 of US$0.7027 = $1.00. The figure shown does not represent the actual value Mr. Dunn would receive. The actual gain, if any, on exercise will depend on the value of the Shares on the date of exercise.

Elements of 2025 Non-Executive Director Compensation
As more particularly discussed above under the heading “Compensation Committee Decisions Relating to 2025 Compensation”, the Compensation Committee, in consultation with Lane Caputo, has adopted the 2025 Compensation Peer Group to benchmark the competitiveness of the compensation program for the Company’s executive officers and non-executive directors for the financial year ending December 31, 2025.
For 2025, the elements of non-executive director compensation remain unchanged, with our non-executive directors to be compensated for their services as directors through a combination of an annual retainer fee and annual long-term equity-based compensation in the form of DSUs and Options, with at least 80% of equity grant values to be in the form of DSUs and no more than 20% of equity grant values to be in the form of Options. In addition, the annual retainer fees will remain largely unchanged, other than an increase to the Lead Director base retainer (from US$140,000 to US$160,000) and the Audit Committee Chair fee (from US$21,500 to US$24,000) to align with the market median level of the 2025 Compensation Peer Group. For reference, effective January 1, 2025, the annual retainer fees will be as follows:

Lead Director (Base)	US$160,000
Other Non-Executive Directors (Base)	US$85,000
Audit Committee Chair	US$24,000
Compensation Committee Chair	US$17,000
Nominating and Corporate Governance Committee Chair	US$15,000
Environmental, Health, Safety and Sustainability Chair	US$15,000
Deferred Share Unit Plan
On December 12, 2019, a DSU Plan was established by the Board as a component of our compensation for non-executive directors. Only non-executive directors are eligible to participate and to receive DSUs under the DSU Plan.
DSUs may be awarded by the Board from time to time to provide participants with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.
In addition, participants may elect, once a year, to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a Share on the last day of the quarter in which such portion of the annual cash remuneration was earned. For the purposes of the DSU Plan, fair market value of a Share is the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time). If the Shares are suspended from trading or have not traded on the TSX (or another stock exchange, inter-dealer quotation network or other organized trading facility) for an extended period, the fair market value of a Share will be determined by the Board in its sole discretion acting in good faith.
Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until three months (in the case of a non-US taxpayer) or six months (in the case of a US taxpayer) after his or her death, retirement or removal from the Board. The settlement amount of each DSU is based on the fair market value of a Share on the DSU redemption date multiplied by the number of DSUs being redeemed.
In the event that a participant’s death, retirement or removal from the Board is concurrent with, or within twelve (12) months following, a “Change of Control” (as defined in the DSU Plan), the participant or his or her beneficiary, as the case may be, shall on such accelerated entitlement date receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable under the DSU Plan as prescribed in the above paragraph; and (b) the product of (i) the price attributed to the Shares in connection with the transaction resulting in the Change of Control (or the fair market value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established for purposes of such transaction) multiplied by (ii) the number of DSUs being settled as of the accelerated entitlement date. Any unvested DSUs will vest upon Change of Control.
In case of payment of dividends on the Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs.
Share Ownership Requirement
Pursuant to the Share Ownership Policy adopted by the Board, each current and new non-executive director of the Company is required to beneficially own, control or direct, directly or indirectly, at least three times their annual base retainer fee in Shares, RSUs and/or DSUs within five years of their appointment. As at the date of this Circular, each non-executive director has achieved their respective Share ownership target. Please see “Share Ownership Policy” above for further details.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets forth details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders
Stock Option Plan	1,734,607	$13.25	4,171,572(2)
Share Unit Plan	1,342,685(1)	N/A

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (US$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,077,292	$13.25	4,171,572
Note:
(1)This figure is comprised of a total of 1,014,505 PSUs and 328,180 RSUs and assumes that 100% of the outstanding PSUs will vest. Pursuant to the Share Unit Plan, the Company has the right to redeem the PSUs and RSUs on the applicable vesting date in cash, shares or a combination of both. Please see “Elements of Executive Compensation – Options and Share Based Awards” above for further details.
(2)Based on the maximum number of Shares reserved for issuance under the Stock Option Plan and the Share Unit Plan of 7,248,864, representing 7% of the 103,555,211 Shares issued and outstanding as at December 31, 2024.
Annual Burn Rates of Equity-Based Compensation Arrangements
In accordance with the requirements of the TSX, the following table sets forth the number of security-based compensation awards granted during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Stock Option Plan		Share Unit Plan		Total (Combined) Burn Rate
	Granted	Burn Rate(1)	Granted	Burn Rate(1)
December 31, 2024	473,365	0.46%	357,792(2)	0.35%	0.97%
			163,904(3)	0.16%
December 31, 2023	525,138	0.56%	437,204(2)	0.46%	1.24%
			203,537(3)	0.22%
December 31, 2022	449,248	0.49%	344,549(2)	0.38%	1.05%
			160,320(3)	0.18%
Notes:
(1)The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.
(2)The figure represents the total number of PSUs granted during the respective financial year and assumes 100% vesting of the PSUs. The actual number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain performance conditions. See “Elements of Executive Compensation – Options and Share Based Awards” above.
(3)The figure represents the total number of RSUs granted during the respective financial year.
Pursuant to the TSX requirements, the DSU Plan is not considered a security-based compensation arrangement as the DSUs granted thereunder may only be settled by way of cash payment. See “Deferred Share Unit Plan” above.

CORPORATE GOVERNANCE PRACTICES
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased, and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s business and affairs at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

At a Glance - What We Do
✓	Annual, individual director election
✓	Majority voting policy for the election of directors (in uncontested elections)
✓	80% independent directors
✓	30% female representation on the Board
✓	Independent Lead Director
✓	100% independent Audit Committee
✓	100% independent Compensation Committee
✓	100% independent Environmental, Health, Safety and Sustainability Committee
✓	100% independent Nominating and Corporate Governance Committee
✓	Orientation and continuing education of directors
✓	Annual Board and committee performance evaluations
✓	Prohibit directors and management from hedging and derivative trading in our securities
✓	Significant share ownership requirements for directors and senior executives
✓	Board approved codes and policies, including the Code of Business Conduct and Ethics, Diversity Policy, Supplier Code of Conduct, Whistleblower Policy, Global Human Rights Policy, Corporate Social Responsibility Policy, Health and Safety Policy, and Environmental Policy
✓	Board oversight of succession planning
✓	Responsive, active and ongoing shareholder engagement

At a Glance - What We Don't Do
✓	No director retirement policy or term limits
✓	No loans to directors, management or other employees

THE BOARD
The Board currently consists of ten directors, eight of whom are independent based upon the test for director independence set out in NI 52-110, being Jill Angevine, Lyle Braaten, Steven Busby, Dr. Sally Eyre, Robert Getz, Chantal Gosselin, Faheem Tejani and John Wright. As such, the majority of Ero’s directors are independent. As David Strang is the Executive Chairman of the Company and engaged in the management of day-to-day operations of the Company and Makko DeFilippo is the President and CEO of the Company, they are not independent based upon the test for director independence set out in NI 52-110.
As the Executive Chairman of the Board, Mr. Strang is primarily responsible for the following functions in connection with the affairs of the Board: (i) providing leadership to foster the effectiveness of the Board; (ii) ensuring an effective relationship exists between the Board and senior management of the Company, that the appropriate committee structure is in place with regards to making recommendations for appointment to such committees, and that the directors receive the information required for the proper performance of their duties; (iii) chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; (iv) chairing general meetings of shareholders; (v) together with the Nominating and Corporate Governance Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors; (vi) consulting with the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (vii) working with the President and CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to carry out its responsibilities; and (viii) assisting the President and CEO in fulfilling his responsibilities, as necessary.
As the Executive Chairman of the Board is not an independent director, the Board has appointed John Wright as the Lead Director. The Lead Director facilitates the functioning of the Board independently of the Company’s management and provides independent leadership to the Board by: (i) ensuring that the Board functions independently of management and other non-independent directors; (ii) fostering the effectiveness of the Board; (iii) working with the Executive Chairman of the Board to ensure that the appropriate committee structure is in place and assisting the Nominating and Corporate Governance Committee in making recommendations for appointment to such committees; (iv) suggesting items of importance for consideration on the agenda for each Board meeting; (v) in the absence of the Executive Chairman of the Board, chairing Board meetings, including stimulating debate, providing adequate time for discussion of issues, encouraging full participation and discussions and confirming that clarity regarding decision-making is reached and accurately recorded; (vi) chairing each Board meeting at which only independent directors are present; (vii) as may be required, consulting and meeting with any or all independent directors and representing such directors in discussions with management of the Company; (viii) providing recommendations and advice to the Nominating and Corporate Governance Committee on candidates for nomination or appointment to the Board; (ix) recommending, where necessary, the holding of special meetings of the Board; and (x) working with the Executive Chairman of the Board and the President and CEO to ensure that the Board is provided with the resources to permit it to carry out its responsibilities and raising any issues that are preventing the Board from being able to do so.

Inter-locking Directorships
The following table lists the directors of the Company who serve on boards of directors of other reporting issuers (or the equivalent) and the identities of such reporting issuers (or the equivalent). Except as set out below, none of our directors currently serve together on the board of directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions.

Name of Director	Reporting Issuers (or the Equivalent)
Jill Angevine	Advantage Energy Ltd. Grey Wolf Animal Health Corp. Tourmaline Oil Corp.
Lyle Braaten	Lumina Gold Corp.
Dr. Sally Eyre	Equinox Gold Corp.
Robert Getz	Techtronic Industries Company Limited
Chantal Gosselin	Pan American Silver Corp. Prime Mining Corp. Wheaton Precious Metals Corp.
Board Meetings
The Executive Chairman is primarily responsible for the agenda and for supervising the conduct of each meeting of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for the meeting. Materials for each meeting are distributed to the Board in advance of the meeting via a secure online Board portal.
The following table sets out the attendance record of each director for all Board meetings and meetings of the committees of the Board of which they were members during the financial year ended December 31, 2024. As part of the Company's long-term succession plan, Messrs. Wubs and Dunn retired from the Board on April 24, 2024 and December 31, 2024 respectively.

Director	Board	Audit Committee(1)	Compensation Committee(2)	Nominating and Corporate Governance Committee	Environmental, Health, Safety and Sustainability Committee(3)
	6 meetings	4 meetings	6 meetings	3 meetings	4 meetings
Christopher Noel Dunn	6 of 6	-	-	-	-
David Strang	6 of 6	-	-	-	-
Jill Angevine	6 of 6	4 of 4	-	-	3 of 3
Lyle Braaten	6 of 6	3 of 3	2 of 2	3 of 3	-
Steven Busby	5 of 6	-	-	3 of 3	4 of 4
Dr. Sally Eyre	6 of 6	-	5 of 6	3 of 3	-
Robert Getz	6 of 6	-	6 of 6	3 of 3	-

Director	Board	Audit Committee(1)	Compensation Committee(2)	Nominating and Corporate Governance Committee	Environmental, Health, Safety and Sustainability Committee(3)
Chantal Gosselin	6 of 6	1 of 1	4 of 4	-	4 of 4
Faheem Tejani	6 of 6	4 of 4	6 of 6	-
John Wright	6 of 6	4 of 4	-	-	4 of 4
Matthew Wubs	2 of 2	1 of 1	2 of 2	-	-
Note:
(1)From January 1, 2024 to immediately before the Company's AGM on April 24, 2024, the Audit Committee was comprised of Jill Angevine (Chair), Chantal Gosselin, Faheem Tejani, John Wright and Matthew Wubs. As of April 24, 2024 (i.e., immediately after the Company's AGM on April 24, 2024), the committee is comprised of Jill Angevine (Chair), Lyle Braaten, Faheem Tejani and John Wright .
(2)From January 1, 2024 to immediately before the Company's AGM on April 24, 2024, the Compensation Committee was comprised of Robert Getz (Chair), Lyle Braaten, Dr. Sally Eyre, Faheem Tejani and Matthew Wubs. As of April 24, 2024 (i.e., immediately after the Company's AGM on April 24, 2024), the committee is comprised of Robert Getz (Chair), Dr. Sally Eyre, Chantal Gosselin and Faheem Tejani.
(3)From January 1, 2024 to immediately before the Company's AGM on April 24, 2024, the Environmental, Health, Safety and Sustainability Committee was comprised of Chantal Gosselin (Chair), Steven Busby and John Wright. As of April 24, 2024 (i.e., immediately after the Company's AGM on April 24, 2024), the committee is comprised of Chantal Gosselin (Chair), Jill Angevine, Steven Busby and John Wright.
Meetings of Independent Directors
Our Board encourages open and candid discussion amongst its independent director and as such, the independent directors meet in-camera (privately) during each Board meeting without non-independent directors and members of management in attendance. During the financial year ended December 31, 2024, the independent directors met in-camera during all six Board meetings. In addition, the Audit Committee holds in-camera sessions with our auditors and amongst themselves during each meeting. Independent directors sitting on other committees of the Board also hold in-camera sessions on an ad-hoc basis.
Majority Voting Policy
The Company has adopted a Majority Voting Policy. Pursuant to the provisions of the Majority Voting Policy, a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall offer to tender his or her resignation to the Executive Chairman of the Board promptly following the meeting of shareholders at which the director was elected. The Nominating and Corporate Governance Committee will promptly consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are exceptional circumstances. The Board shall act on the Nominating and Corporate Governance Committee’s recommendation in respect of a resignation tendered pursuant to the Majority Voting Policy within 90 days following the date of the applicable election and shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. The Majority Voting Policy will not apply to contested meetings at which the number of directors nominated for election is greater than the number of seats available on the Board. The full text of the Majority Voting Policy is available on our website at www.erocopper.com.

BOARD MANDATE
Our Board is responsible for the supervision of the management of the business and affairs of the Company. In discharging its mandate, the Board is primarily responsible, either directly or through committees of the Board and the Executive Chairman of the Board, for the oversight of, among other things, the following matters:
•the strategic planning process of the Company;
•the assessment of the principal risks associated with the Company’s business, as reported by management, and of the implementation by management of appropriate systems to manage these risks;
•succession planning, including appointing and monitoring the Company’s senior executive officers;
•a culture of integrity of the Company and its executive officers, to the extent feasible;
•the Company’s approach to corporate governance and director independence standards and the appointment of a Lead Director;
•ethical behavior of the directors, officers and employees of the Company; and
•the composition and organization of the Board, including the number, qualifications and remuneration of directors.
The Board may at any time retain and terminate external legal counsel, consultants or other advisors at the expense of the Company to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors.
The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Environmental, Health, Safety and Sustainability Committee, and the Nominating and Corporate Governance Committee.
The full text of the Board of Directors Mandate setting out the Board’s mandate and responsibilities and the duties of its members is attached to this Circular as Appendix “C”.
POSITION DESCRIPTION
The Board has developed written position descriptions for the Executive Chairman, the Chair of each committee of the Board, the Lead Director of the Board and the President and CEO. A copy of each position description is available on our website at www.erocopper.com.
ORIENTATION AND CONTINUING EDUCATION
We recognize the importance of continuing education for directors and as such, directors are encouraged to (i) communicate with management and auditors; (ii) introduce topics of discussion that they feel are of particular importance to the Board and request presentations or additional training by management or external advisors; (iii) keep themselves current with industry trends and developments and changes in legislation with management’s assistance; (iv) attend related industry seminars, conferences, and continuing education programs that are of interest and of relevance to their position as directors, such as environmental, social and governance matters, financial and accounting practices, information technology and security practices and corporate ethics, and the Nominating and Corporate Governance Committee is responsible for arranging funding for such attendance; and (v) visit the Company’s operations. Directors have been and will continue to be given tours of our operations. As in past years, we intend to schedule at least one visit to the Caraíba Operations, the Xavantina Operations and the Tucumã Operations during 2025.
During 2024, we held continuing education sessions for our directors which focused on providing more in-depth information about the key aspects of our business, including risks and opportunities. The Board and its committees received a number of presentations in 2024 on topics including the evolving environmental, social and governance requirements and disclosure standards; new audit standards, new cybersecurity initiatives; mine plan geology, mining, milling and mine site safety; and, community-based initiatives and programs.
All directors are provided with regular reports regarding our business and operations, and at each quarterly Board meeting, the directors meet with management on topics including short, medium and long-term corporate objectives, strategic risk and mitigation strategies and strategic planning, and receive an update on strategic issues or challenges, risks, our performance, budget adherence, schedule and any trends which may influence or change our planned development, construction and operations.
We use a secure online Board portal to provide and assist in the flow of information to our Board and its committees, including meeting materials and management reports. All of our codes, charters, mandates and policies are also contained in the Board portal, together with other resources and reports, to enable our directors to perform more effectively.
Board members and executive officers have access to corporate director education programs which offer courses on topics such as strategic direction and risks, financial strategy, audit committee effectiveness, risks and disclosure, human resource and compensation committee performance and enterprise risk oversight.
New members of the Board are provided with an orientation that covers our strategy, business and operations and have access to the other Board members and multiple layers of our management team. New members are also given access to our secure online Board portal to access historic Board and committee meeting materials and management reports as well as our codes, charters, mandates, policies, and other resources and reports.
Each new director participates in the Company’s initial orientation program and each director participates in the Company’s continuing director development programs, both of which are reviewed annually by the Nominating and Corporate Governance Committee.
DIRECTOR ASSESSMENT
The Nominating and Corporate Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and its committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. In connection with such evaluations, each director is required to provide his or her assessment of the effectiveness of the Board and each committee as well as the performance of the individual directors, annually. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts. The Chair of the Nominating and Corporate Governance Committee meets with each director to review and discuss their assessment and then reports on the meetings to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee then makes a final report to the Board and recommends improvements to be adopted and implemented.
SKILLS MATRIX
The Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, assists the Board in reviewing the composition of the Board and its committees at least annually. As part of this review, the committee reviews areas of skill, knowledge and experience that the Board considers important to fulfill its oversight role in respect of Ero Copper, the specific skills, knowledge and experience of each director (and each director nominee), and the current strengths of the Board as a whole, as more particularly outlined in the below skills matrix.
The committee’s goal is to establish a board of directors with a broad, sophisticated business perspective and a combination of diverse skills, knowledge, experiences and personal attributes. The committee has determined that there are no gaps in the necessary skills for effective board oversight.

David Strang	Makko DeFilippo	Jill Angevine	Lyle Braaten	Steven Busby	Dr. Sally Eyre	Robert Getz	Chantal Gosselin	Faheem Tejani	John Wright
Executive Management and/or Senior Officer Experience	●	●	●	●	●	●	●	●	●	●
Mining Operations	●	●	○	○	●	●	○	●	○	●
Exploration, Geology and/or Metallurgy	●	●	○	○	●	●	○	○		●
Project Management and/or Technical Services	●	●	○	○	●	●	○	●		●
International Business	●	●	○	●	●	●	●	●	○	○
Health, Safety and Environment (including Climate)	○	●	●	○	●	●	●	●		●
Corporate Social Responsibility	●	●	●	●	●	●	●	○	○	○
Capital Markets and Finance	●	●	●	●	○	●	●	●	●	○
Strategic Planning and M&A	●	●	●	●	●	●	●	●	●	●
Accounting and Tax	○	○	●	○	○	○	●	○	●	○
Risk Management	●	●	●	●	●	●	●	○	○	●
Corporate Governance	●	●	●	●	●	●	●	●	●	●
Legal and Regulatory	○	○	○	●	●	●	○	○	○	
Government Relations	○	○	○	○	●	○	○			
Human Resources and Compensation	●	●	●	○	●	●	●	●	●	○
Information Technology and Security		○	○		○	○	○	○	●	
Communications and/or Media Relations	●	●	○		○	●	●	●	●	

Note:

- ● – Indicates a high degree of understanding, knowledge and experience in the specific area.
- ○ – Indicates a general understanding, knowledge and experience in the specific area.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS FOR BOARD RENEWAL
The Company has not adopted term limits for the directors on its Board or other formal mechanisms for Board renewal. The Company believes that the Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In addition, the Company believes that the imposition of director term limits or director retirement requirements may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable candidates for Board membership.
The Nominating and Corporate Governance Committee is responsible for developing and updating the long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company. In addition, the Nominating and Corporate Governance Committee, as and when required from time to time, recruits and identifies individuals qualified to become new Board members and makes recommendations to the Board regarding new director nominees. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. In this respect, through the Nominating and Corporate Governance Committee and the annual Board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs.
DIVERSITY
Our business spans Canada, the United States of America and Brazil, and this geographic breadth is further complemented by our regional and local diversity at our operations in Brazil. As such, we enjoy a multi-faceted and multi-cultural workforce that brings a wide array of experience, skills, background, culture and heritage to our business.
We believe that diversity celebrates all of the varied characteristics that make individuals unique from one another, whether that be gender (including gender identity and expression), education, religion, ethnicity, race, nationality, demographics, culture, language, aboriginal or indigenous status and other ethnic distinctions, sexual orientation, political affiliation, family and marital status, age or disability. We recognize and embrace the benefits of having a diverse workforce. Diversity is important to ensure that our workforce has the necessary range of perspectives, experience and expertise required to achieve our corporate objectives and deliver for our stakeholders. We believe that diversity mitigates the risk of group think, ensures that Ero has the opportunity to benefit from all available talent and enhances, among other things, its organizational strength, problem-solving ability and opportunity for innovation.
Like our business as a whole, we also consider it important to have diversity amongst our Board and senior management team, and we have adopted a Diversity Policy to reinforce this commitment. We are committed to a merit-based system for the composition of our Board and senior management team, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination. The Diversity Policy provides a framework within which the Nominating and Corporate Governance

Committee, the Executive Chairman of the Board and the President and CEO will consider the principle of diversity, including gender diversity, when reviewing and considering the appointment of candidates for Board and senior management positions. While appointments will primarily be merit-based in order to ensure that the composition of the Board and the senior management team will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business.
When identifying and considering the selection of candidates for appointment or nomination for election to the Board, the Nomination and Corporate Governance Committee will consider diversity criteria when determining the composition of the Board; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates to help achieve the Company’s diversity objectives.
When reviewing and considering the appointment of candidates for senior management positions, the Nomination and Corporate Governance Committee, the Executive Chairman of the Board and the President and CEO will consider diversity criteria when determining the composition of senior management; review potential candidates from a variety of backgrounds and perspectives, with the Company’s diversity objectives in mind; ensure that appropriate efforts are made to include women in the list of candidates being considered for a senior management position; and, in addition to its own searches, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates to help achieve the Company’s diversity objectives.
In 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. No specific diversity targets have been set at this time, including gender diversity, in senior management positions, as potential candidates are evaluated based on their individual merits and experiences while taking into account the needs of the Company.
Three of ten (30%) directors on the Board are women and one of the directors on the Board self-identifies as a member of a visible minority. None of the directors on the Board self-identify as an Aboriginal person (as defined under the Employment Equity Act (Canada)) or a person with a disability.
On the senior management team, one of ten (10%) members is women, two of ten (20%) members self-identify as a member of a visible minority, one of ten (10%) members self-identifies as disabled and no member self-identifies as an Aboriginal person.
In Brazil, approximately 99% of our employees have been hired locally or within Brazil. Women make up approximately 13% of both our employees and leadership positions, with approximately 8% of management roles held by women. We are also required to reserve 5% of the positions at our operations in Brazil for persons with disabilities.
The Nominating and Corporate Governance Committee, in collaboration with the EVP, General Counsel and Corporate Secretary of the Company, will conduct a review of the Diversity Policy at least annually and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Corporate Governance Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate.
A copy of the Diversity Policy is available on our website at www.erocopper.com.
SUCCESSION PLANNING
The Company has short-term contingency plans and longer-term succession plans for its executive management team. The Board is responsible for: (i) ensuring Ero has an orderly succession plan for the Lead Director, Executive Chairman of the Board and the President and CEO; (ii) reviewing the succession plan for the executive management team that the President and CEO manages; and (iii) ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Lead Director, Executive Chairman of the Board, the President and CEO, or any other member of the executive management team, or a replacement of any combination of these roles as well as any other member of the Board. To assist the Board, the President and CEO reviews succession planning for each executive management position on an ongoing basis and shares his views with the Board from time to time. The Board and the President and CEO consider Ero’s future business strategy, the core skills and experience required to carry out the strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.
In November 2024, we announced the next phase of our leadership succession plan that has been carefully developed since 2022. As part of this plan, Christopher Noel Dunn retired from the Board on December 31, 2024, and effective January 1, 2025, David Strang transitioned into the role of Executive Chairman, Makko DeFilippo transitioned into the role of President and Chief Executive Officer and Gelson Batista transitioned into the role of Chief Operating Officer.
ETHICAL BUSINESS CONDUCT
The Board has adopted a Code of Business Conduct and Ethics of the Company (the “Code”) for the directors, officers, employees and consultants of the Company and its subsidiaries. All new directors, officers, employees and consultants must read the Code when appointed, hired or retained and acknowledge that they will abide by the Code.
The Nominating and Corporate Governance Committee, together with the Board, is responsible for monitoring compliance with the Code. In accordance with the Code, directors, officers, employees and consultants of the Company and its subsidiaries should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law or the Code, promptly to their superior or manager. If reporting a concern or complaint to a superior or manager is not possible or advisable, or if reporting it to such person does not resolve the matter, the matter should be addressed with the CFO of the Company.
The Nominating and Corporate Governance Committee monitors compliance with the Code by, among other things, obtaining reports from the President and CEO regarding breaches of the Code and reporting such breaches to the Board. The Nominating and Corporate Governance Committee also reviews investigations and any resolutions of complaints received under the

Code, and reports annually to the Board thereon. In turn, the Board reviews such reports from the Nominating and Corporate Governance Committee as well as reports relating to compliance with, or material deficiencies from, the Code and approves changes it considers appropriate, at least annually. The Code is available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/.
The Board takes steps to ensure that directors, officers and other employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or other employee of the Company has a material interest, which include ensuring that directors, officers and other employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from their superior or manager or the CFO regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and other employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.
In addition to the Code, the Board has adopted a Supplier Code of Conduct, which sets out the core values that each supplier of the Company is expected to respect and abide by at all times, including (i) adhering to all applicable laws and regulations of the countries and regions where they conduct business, including laws protective of human rights, worker health and safety, and the environment; (ii) conducting their business ethically and not engaging, directly or indirectly, in unethical or illegal practices; (iii) adhering to the Company’s Anti-Corruption Policy (discussed below), and with all applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada); (iv) adhering to the Company’s Global Human Rights Policy and Corporate Social Responsibility Policy (discussed below) in all of their dealings with workers, community members and others affected by their activities while providing services to the Company, including not engaging in any form of modern slavery such as the use of forced, compulsory or child labour; (v) not engaging in the use of forced, compulsory or child labour; (vi) adhering to the Company’s Environmental Policy (discussed below), Health and Safety Policy (discussed below) and all other site-specific environmental, health and safety practices and procedures that apply to their activities; (vii) keeping all of Ero’s information, to which they have access, in strict confidence and only use such information for the purposes of performing services for the Company; and (viii) maintaining books, accounts and records (all of which must be made available to Ero, upon request) that properly, fairly and accurately record and report all transactions related, directly or indirectly, to their agreement with the Company. The Supplier Code of Conduct is available on our website at www.erocopper.com.
The Board has also adopted a Whistleblowing Policy for individuals to report complaints and concerns regarding, among other things, accounting, financial reporting, internal controls, fraud or audit matters. As well, the Board has adopted an Anti-Corruption Policy which requires that directors, officers, other employees and contractors of the Company conduct business in a manner that does not contravene anti-bribery and anti-corruption laws that apply to the Company, including the Criminal Code (Canada) and Corruption of Foreign Public Officials Act (Canada). The Lead Director and the Audit Committee or a designated member thereof are responsible for monitoring compliance with these policies, although employees may approach the Company’s external legal counsel if preferred for concerns under the Anti-Corruption Policy.

A copy of the Whistleblower Policy and the Anti-Corruption Policy is available on our website at www.erocopper.com.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Pursuant to the Nominating and Corporate Governance Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Dr. Sally Eyre (Chair), Lyle Braaten, Steven Busby and Robert Getz, all of whom are independent directors.
The Nominating and Corporate Governance Committee, in consultation with the Executive Chairman of the Board and the President and CEO, is responsible for recruiting and identifying individuals qualified to become new Board members and making recommendations to the Board regarding new director nominees, as and when required from time to time. Further, the Nominating and Corporate Governance Committee is responsible for recommending to the Board the individual director appointments to each Board committee, annually or as required. In making such recommendations, the Nominating and Corporate Governance Committee will consider the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom. The Nominating and Corporate Governance Committee may also recommend for approval by the Board the removal of a director from the Board or a committee thereof if he or she is no longer qualified to serve as a director under applicable requirement or any other appropriate reason.
In addition, the Nominating and Corporate Governance Committee has been delegated the responsibility of, among other things: (i) establishing an appropriate system to evaluate the effectiveness of the Board, as a whole, as well as its committees (see “Director Assessment” above); (ii) monitoring conflicts of interest of both the Board and management; (iii) conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness; (iv) annually reviewing the Board and committee mandates and position descriptions of the Executive Chairman of the Board, the President and CEO, the Lead Director and each committee Chair, and recommending to the Board that necessary changes be made; (v) reviewing and recommending to the Board the appropriate structure, size, composition, mandate and members for committees of the Board, and the procedures to ensure that the Board and its committees function independently of management; (vi) in consultation with the Executive Chairman of the Board and the President and CEO, annually or as required, recommend to the Board, the individual directors to serve on the various committees of the Board, and recruit and identify individuals qualified to become new Board members and recommend to the Board new director nominees for the next annual meeting of shareholders (vii) providing the Board with updates on developments in corporate governance; (viii) conducting periodic reviews of the relationship between management and the Board; (ix) reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors; and, (x) reviewing reports from the President and CEO regarding any breaches of the Code and Supplier Code of Conduct, and investigations and resolutions of complaints received under the Code and Supplier Code of Conduct, and reporting to the Board thereon. The full text of the Nominating and Corporate Governance Committee’s mandate is available on our website at www.erocopper.com.

The Nominating and Corporate Governance Committee also assists the Board in its oversight of our Global Human Rights Policy, which applies to each director, officer, employee and any third party, such as a consultant, supplier, vendor, security provider or other business partner, representing or providing services for or on behalf of Ero or any of its subsidiaries. The policy, among other things, outlines the following commitments of the Company: (i) adhering to all applicable human rights laws and regulations of the countries and regions where the Company conducts its business; (ii) providing a safe and healthy workplace that is free from violence, harassment, intimidation, and discrimination on the basis of race, colour, creed, age, gender (including gender identity and expression), language, national or social origin, family or marital status, sexual orientation, disability, religious, political or other opinion, union affiliation or other basis prohibited by law; (iii) respecting workers’ rights, including freedom of peaceful assembly and association, and engagement in collective bargaining consistent with the relevant conventions on that subject; (iv) seeking to avoid or minimize causing or contributing to adverse human rights impacts through its activities, addressing such impacts if they occur, and engaging in processes to mitigate those impacts; (v) maintaining operational-level grievance mechanisms to report and address any actual or potential adverse impacts or risks on human rights; (vi) engaging in meaningful dialogue, promoting participation and fostering inclusion with potentially affected groups and other stakeholders, including women, children and minority groups; (vii) obtain land access rights and conduct land acquisitions in an appropriate and timely manner to ensure that physical and economic displacement impacts on affected people, if any, are avoided or minimized where possible, and appropriately mitigated when they occur in a manner that fosters trust and mutual respect; (viii) acting with transparency and avoiding knowingly being complicit in activities that cause, or are likely to cause, adverse impacts or risks to human rights; (ix) not engaging in any form of modern slavery such as the use of forced, compulsory or child labour; and, (x) respecting and not interfering with anyone who acts to promote or protect human rights through peaceful and lawful means. The full text of the Global Human Rights Policy is available on our website at www.erocopper.com.
The Nominating and Corporate Governance Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.
COMPENSATION COMMITTEE
Pursuant to the Compensation Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Robert Getz (Chair), Dr. Sally Eyre, Chantal Gosselin and Faheem Tejani, all of whom are independent directors.
The Compensation Committee is responsible for determining and making recommendations with respect to all forms of compensation to be granted to the Executive Chairman and the President and CEO and reviewing the Executive Chairman's and the President and CEO's recommendations respecting compensation of the other senior executive offices of the Company. In particular, the Compensation Committee is responsible for, among other things: (i) reviewing and approving corporate goals and objectives relevant to compensation of the Executive Chairman and the President and CEO at least annually, evaluating their performance in light of such corporate goals and objectives, and making recommendations to the Board with respect to their compensation level based on such evaluation; (ii) reviewing recommendations from the Executive Chairman and the President and CEO regarding the appointment, compensation and other terms of employment of the EVP and CFO, EVP and COO, EVP, External Affairs and Strategy and other officers, and making recommendations to the Board regarding the same; (iii) making recommendations to the Board with respect to the remuneration to be paid to and the benefits to be provided to non-executive directors; (iv) overseeing the administration and interpretation of the Company’s security based compensation arrangements and its policies respecting the grant of Options, Share Units or sale of Shares thereunder, and DSUs, and reviewing and approving grants of Options, Share Units, DSUs and terms thereof; (v) periodically reviewing the terms of the Company’s executive compensation programs to determine if they are properly coordinated and achieving their desired purpose; (vi) overseeing with management the Company’s compliance with any rules promulgated by a regulatory body prohibiting loans to officers and directors of the Company; (vii) reviewing non-executive director and executive compensation disclosure before the Company publicly discloses this information; and, (viii) reviewing and assessing the adequacy of its mandate at least annually. The full text of the Compensation Committee’s mandate is available on our website at www.erocopper.com.
Please see “Statement of Executive and Director Compensation” above, which summarizes, among other things, the process by which the Compensation Committee and Board determine compensation for the Company’s non-executive directors and executives.
The Compensation Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, including a compensation consultant, at the expense of the Company. Any other work or services performed by such compensation consultant at the request of management must, however, be pre-approved by the Compensation Committee.
AUDIT COMMITTEE
Pursuant to the Audit Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors and financially literate, in each case within the meaning of NI 52-110. The committee is currently comprised of Jill Angevine (Chair), Lyle Braaten, Faheem Tejani and John Wright, all of whom are independent directors and financially literate, in each case within the meaning of NI 52-110 and under the criteria of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, as required by the New York Stock Exchange (“NYSE”). In addition to being independent directors as described above, each member of the Audit Committee meets an additional “independence” test under NI 52-110 in that (i) they do not accept, directly or indirectly, any consulting, advisory or other compensatory fees from the Company or any of its subsidiaries, other than as remuneration for acting in their capacity as a member of the Board or any committee of the Board; and (ii) they are not affiliated with the Company or any of its subsidiaries.
Ms. Angevine and Mr. Tejani are each an audit committee financial expert, as that term is defined in General Instruction B(8)(b) of Form 40-F. The U.S. Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation, and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Each of the members of the Audit Committee has extensive education and experience relevant to the performance of their responsibilities as members of the Audit Committee.
Jill Angevine graduated with a Bachelor of Commerce degree for the University of Calgary in 1989 and has been a Chartered Professional Accountant (CPA, CA) since 1991, a Chartered Financial Analyst (CFA) since 1998, and completed the Institute of Corporate Directors program in 2014. Ms. Angevine is a finance professional with more than 25 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm. She is a director and member of the audit committee of Advantage Energy Ltd., Grey Wolf Animal Health Corp. (Chair of the audit committee) and Tourmaline Oil Corp. (Chair of the audit committee). She formerly served as a director and member of the audit committee of Chinook Energy Inc. from 2014 to 2020. Ms. Angevine has over 11 years of experience in audit committee positions.
Lyle Braaten graduated with a B.Sc. from the University of Calgary in 1986 and an LL.B. from the University of British Columbia in 1989. Mr. Braaten is a lawyer and a member of the Law Societies of British Columbia and the Yukon. He is also the the President of Lumina Metals Corp., a private company involved in mineral exploration in Poland, the Vice President, Legal Counsel and a director of Lumina Gold Corp. (both, Lumina Group companies), and the CEO of Ex Gold Corp., a private company involved in mineral exploration in Brazil. Mr. Braaten joined the Lumina Group in 2008 and assisted in the creation of Magma Energy Corp., a renewable energy company.focused on international geothermal energy development. In 2011, Magma and Plutonic Power merged to create Alterra Power Corp., which was acquired by Innergex Renewable Energy in 2018. Prior to joining Magma, he was involved in the management of a mid-sized law firm and served as its Managing Director from 2001 to 2008 with overall responsibility for the oversight of the firm’s financial results and reporting. He has been an audit committee member of Lumina Gold Corp. since July 2014 and has over 10 years of experience in audit committee positions.

Faheem Tejani graduated with a Bachelor of Arts (Honours) degree from the University of Western Ontario in 1996 and has been a Chartered Professional Accountant since 2000. Mr. Tejani is a financial professional with 25 years of experience in capital markets, corporate finance, and mergers and acquisitions. He currently serves as President of Capital Asset Lending, one of the largest private mortgage administrators of non-traditional residential mortgages in Canada. Prior to this, he dedicated over 17 years of his career to BMO Capital Markets, culminating his tenure as Managing Director in the Equity Capital Markets division, with a focus on the mining and metals sector. Before joining BMO Capital Markets, he worked at KPMG LLP. Mr. Tejani formerly served as a director and a member of the audit committee of Pretium Resources Inc. from May 2018 to March 2022 and has over 6 years of experience in audit committee positions.
John Wright was a co-founder, and former director, President and Chief Operating Officer of Pan American Silver Corp. Mr. Wright was also the co-founder of Equinox Resources. Previously, he spent 10 years with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of the feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell Mines. Mr. Wright is a former director of SilverCrest Metals Inc., Luminex Resources Corp., Bitterroot Resources Ltd., Lumina Copper Corp., Northern Peru Copper Corp., Global Copper Corp. and Regalito Copper

Corp. Mr. Wright has been involved in multiple asset purchases and sales and the accounting associated therewith. Mr. Wright formerly served as an audit committee member of Luminex Resources Corp., Northern Peru Copper Corp. and Regalito Copper Corp. and has over 13 years of experience in audit committee positions. Mr. Wright has a P.Eng. (retired) designation from the Association of Professional Engineers and Geoscientists of British Columbia.
The Audit Committee provides assistance to the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company. The external auditor of the Company reports directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities include: (i) reviewing and reporting to the Board on the annual audited financial statements (including the auditor’s report thereon) and unaudited interim financial statements and any related management’s discussion and analysis, and other financial disclosure related thereto that may be required to be reviewed by the Audit Committee pursuant to applicable legal and regulatory requirements; (ii) reviewing material changes in accounting policies and significant changes in accounting practices and their impact on the financial statements; (iii) overseeing the audit function, including engaging in required discussions with the Company’s external auditor and reviewing a summary of the annual audit plan at least annually, overseeing the independence of the Company’s external auditor, overseeing the Company’s internal auditor, and pre-approving any non-audit services to the Company; (iv) reviewing and discussing with management the appointment of key financial executives and recommending qualified candidates to the Board; (v) reviewing with management and the Company’s external auditor, at least annually, the integrity of the internal controls over financial reporting and disclosure, including the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions; (vi) reviewing management reports related to legal or compliance matters that may have a material impact on the Company and the effectiveness of the Company’s compliance policies; and, (vii) establishing whistleblowing procedures and investigating any complaints or concerns it deems necessary.
The Audit Committee’s mandate requires that the Audit Committee pre-approve any retainer of the external auditor of the Company to provide any non-audit services to the Company that it deems advisable in accordance with applicable legal and regulatory requirements and policies and procedures of the Board. The Audit Committee is permitted to delegate pre-approval authority to one of its members; however, the decision of any member of the Audit Committee to whom such authority has been delegated must be presented to the full Audit Committee at its next scheduled meeting. The full text of the Audit Committee’s mandate is available on our website at www.erocopper.com.
The Audit Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.
Additional information regarding the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2024 and dated March 6, 2025 (the “AIF”) under the heading “Audit Committee” and “Appendix A – Audit Committee Charter” The AIF is available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/ and EDGAR at www.sec.gov.
ENVIRONMENTAL, HEALTH, SAFETY AND SUSTAINABILITY COMMITTEE
Pursuant to the Environmental, Health, Safety and Sustainability Committee’s mandate, the committee shall be comprised of at least three directors, all of whom shall be independent directors within the meaning of NI 52-110. The committee is currently comprised of Chantal Gosselin (Chair), Jill Angevine, Steven Busby and John Wright, all of whom are independent directors.
The Environmental, Health, Safety and Sustainability Committee assists the Board in fulfilling its oversight responsibilities in respect of development, implementation and monitoring of the Company’s health, safety, environment and sustainability policies. In particular, the Environmental, Health, Safety and Sustainability Committee is responsible for, among other things: (i) providing oversight with respect to management’s periodic review, evaluation and development, where necessary, of policies, practices and standards of performance that meet or exceed legal and regulatory requirements and industry standards in the areas of health, safety, sustainability and environmental stewardship; (ii) periodically reviewing, with management, the risks and opportunities associated with health and safety; environmental matters including water, waste, biodiversity and air quality management as well as emissions and climate change; corporate social responsibility matters including engagement with host communities; and related matters, and review management’s recommendations regarding the adoption of appropriate programs and procedures to address such risk and opportunities or, if required, make such recommendations; (iii) reviewing at least annually with management the Company’s corporate health, safety, environmental and sustainability policies, tailings facility management, and emergency response plans and recovery programs; (iv) periodically reviewing and monitoring with management the Company’s strategies and performance with respect to health, safety, sustainability and the environment; (v) periodically reviewing and monitoring with management the Company’s policies and, if necessary, procedures and practices relating to the reporting of health, safety and environmental incidents with respect to the Company’s facilities, properties and operations, in compliance with regulatory laws; (vi) reviewing with management and legal counsel, the Company’s current or pending legal actions by or against the Company, related to environmental, health, safety and sustainability issues; (vii) receiving and reviewing reports regarding significant health, safety and environmental incidents, emerging issues, summaries of inspections or audits, and corrective actions taken in response to deficiencies; (viii) monitoring as well as reviewing reports prepared by the Company with respect to health, safety, sustainability and the environment, including emerging potential physical and market-related risks to the Company’s business associated with climate change, and review the Company’s public communications and disclosure documents with respect to such matters, including the Company's annual sustainability report; (ix) periodically reviewing steps taken by management to ensure that employees receive the training necessary to meet health, safety, sustainability and environmental standards set by law and policies set by the Company; (xi) facilitating information sharing with other committees of the Board, as required, to address matters of mutual interest or concern regarding health, safety, environmental and sustainability issues; (xii) reporting regularly to the Board on its activities; and (xiii) periodically reviewing its mandate and recommend to the Board for its approval any modifications to the mandate. The full text of the Environmental, Health, Safety and Sustainability Committee’s mandate is available on our website at www.erocopper.com.

In addition, the Environmental, Health, Safety and Sustainability Committee assists the Board in its oversight of our Corporate Social Responsibility Policy, Health and Safety Policy and Environmental Policy, which apply to each director, officer, employee and any third party, such as a supplier, contractor or consultant, representing or providing services for or on behalf of Ero or any of its subsidiaries. The full text of each policy is available on our website at www.erocopper.com.
The Corporate Social Responsibility Policy outlines the Company’s commitment to fostering sustainable development by operating all of its mines and developing new projects in a manner that is respectful of local communities. The policy, among other things, outlines the following commitments of Ero Copper: (i) identifying and engaging its communities of interest in timely, inclusive, ethical, transparent and culturally respectful dialogue prior to undertaking significant activities and throughout the life of an operation or project; (ii) continuing to maintain formal grievance mechanisms as part of its overall community engagement process; (iii) monitoring, continuously improving, and reporting on the performance and effectiveness of its activities related to corporate social responsibility; (iv) implementing meaningful and effective strategies for community engagement; (v) promoting a safe environment for local communities; (vi) respecting the social, economic and cultural rights of local people; (vii) assisting local and regional development in areas where its operations and projects are located through training and employment; and (viii) adhering to all applicable laws and regulations of the countries and regions where Ero Copper conducts its business.
The Health and Safety Policy outlines the Company’s commitment to protecting the health and safety of its employees and third parties, such as contractors, consultants, and suppliers, at its mining operations and development projects. The policy, among other things, outlines the following commitments of Ero Copper: (i) promoting health and safety on and off the job; (ii) providing employees with the training and tools to work safely and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iii) educating its employees to the potential hazards of their job and expecting third parties, such as contractors, consultants and suppliers, to do the same; (iv) requiring that employees perform their duties in the safest manner possible and expecting third parties, such as contractors, consultants and suppliers, to do the same; (v) adhering to all applicable health and safety laws and regulations of the countries and regions where Ero Copper conducts its business; (vi) striving for continuous improvement in all aspects of health and safety; (vii) providing a safe work environment by minimizing or, where possible, eliminating hazards, adhering to proven health and safety practices, implementing accident prevention programs, and ensuring that first aid and emergency response plans are in place at each operation; (viii) ensuring accident reporting is completed in a diligent manner and where necessary taking immediate steps to mitigate the potential for reoccurrence; (ix) developing and operating health and safety management programs at its operations that meet or exceed those in use by its peer companies; (x) promoting employee participation in the development of health and safety standards and management programs such that its employees take ownership of their health and safety responsibilities; (xi) conducting regular reviews of health and safety management programs and report findings to management and the Board; and (xii) conducting annual audits of all health and safety management programs and remediating all identified health and safety findings promptly.
The Environmental Policy outlines the Company’s commitment to wise environmental stewardship, including operating its mines and developing new projects in an environmentally sustainable and responsible manner. The policy, among other things, outlines the following commitments of Ero Copper: (i) adhering to all applicable environmental laws, regulations and other environmental obligations in the countries and regions in which it operates, and to follow additional environmental standards and practices that are voluntarily adopted by the Company; (ii) protecting the environment by applying proven management practices to minimize releases of greenhouse gas emissions and other pollutants to the air, land or water, facilitate the appropriate treatment and disposal of waste, and mitigate environmental impacts; (iii) mitigating impacts to biodiversity through research, partnerships and land management processes; (iv) promoting the efficient use of energy, water and other natural resources through recovery, recycling and reuse; (v) striving to ensure the safe and responsible management and storage of tailings in accordance with applicable laws and regulations during the life of each operation and after the closure thereof; (vi) performing progressive reclamation activities during the life of each operation, and regularly updating closure plans to take into consideration the interests of host communities; (vii) communicating this commitment to excellence in environmental performance and climate protection with its subsidiaries, employees, suppliers, contractors, and other agents and the communities in which Ero Copper operates; (vii) allocating the necessary resources to meet its reclamation and environmental obligations; (viii) educating employees regarding environmental matters, including climate change, water conservation and energy efficiency and awareness, and promoting employee participation in minimizing environmental impacts; (ix) striving to ensure all environmental incidents are reported, investigated and remediated; (x) seeking opportunities to improve its environmental performance through adherence to these principles; (xi) regularly reviewing its environmental management system to ensure that it remains appropriate and that Ero Copper’s environmental objectives and targets are being addressed; and (xii) communicating openly and transparently with internal and external interested parties to develop a mutual understanding of environmental issues, needs and expectations, including regularly reporting Ero Copper's water use, energy use and greenhouse gas emissions as well as climate-related risks and opportunities to its stakeholder.
The Environmental, Health, Safety and Sustainability Committee has the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities, at the expense of the Company.
DISCLOSURE COMMITTEE
The Company has established a Disclosure Committee currently comprised of the Executive Chairman of the Board, President and CEO, and CFO, to ensure the provision of accurate and timely communication of important information to our shareholders. The Board has adopted a Disclosure Policy to provide guidance to the Disclosure Committee. The full text of the Disclosure Policy is available on our website at www.erocopper.com.

ADDITIONAL COMPANY INFORMATION
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The authorized voting share capital of Ero consists of an unlimited number of Shares without par value. As of the date of this Circular, there were 103,571,507 Shares issued and outstanding. The Shares are currently listed and traded on the TSX and the NYSE, both under the symbol “ERO”.
As at the date of this Circular, to the knowledge of the directors and executive officers of the Company, no one person or entity beneficially owns or exercises direction or control over, directly or indirectly, more than 10% of the Shares, except the following:

Name of Shareholder(1)	Shares Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares(2)
FMR LLC	11,869,851	11.46%
T. Rowe Price Associates, Inc.	18,147,560	17.52%
Note:
(1)Based on the shareholder's filings under the Company's profile on SEDAR+ at www.sedarplus.ca/landingpage/ and/or on EDGAR at www.sec.gov
(2)The figures in this column have been calculated on a non-diluted basis.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No current or former directors, executive officers or employees of the Company or any of its subsidiaries, no Nominee, and no associate of any such director, executive officer or Nominee is, as at the date hereof, or has been, during the financial year ended December 31, 2024, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise or indebted to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No director or executive officer of the Company or any of its subsidiaries, Nominee, shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction since January 1, 2024, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS
Management functions of the Company and its subsidiaries are not, to any substantial degree, performed other than by the directors or executive officers of the Company and its subsidiaries.

SHAREHOLDER ENGAGEMENT
The Board and management of Ero believe in the importance of communicating with our shareholders, as open and constructive dialogue can improve Board and management effectiveness and improve corporate performance. Ero communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form, annual report, sustainability report and other public disclosure, website and industry conferences. Ero also holds quarterly earnings teleconference calls, where attendees, including our shareholders and stakeholders, have an equal opportunity to ask questions of management at the end of each call.
Ero also communicates with our shareholders on an annual basis through its management information circular, including this Circular, which provides information about the Board, individual directors, Ero’s governance policies and practices and executive officer and non-executive director compensation policies and practices, and through annual shareholder meetings.
Shareholders, employees and others can communicate directly with the Board by writing to the Executive Chairman or the Lead Director c/o the Executive Vice President, General Counsel and Corporate Secretary, Ero Copper Corp., 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6 or by e-mail at info@erocopper.com.
FOR MORE INFORMATION ON ERO
Additional information regarding Ero, including financial information that is provided in our audited consolidated financial statements and MD&A for the financial year ended December 31, 2024, is available on our website at www.erocopper.com or under our profile on SEDAR+ at www.sedarplus.ca/landingpage/ and on EDGAR at www.sec.gov. Securityholders may also contact the Executive Vice President, General Counsel and Corporate Secretary of the Company by phone at (604) 449-9236 or by e-mail at info@erocopper.com to request copies of these documents free of charge.
DIRECTORS' APPROVAL
The contents of the Circular and the sending thereof to the shareholders of the Company have been approved by the Board.
BY ORDER OF THE BOARD OF DIRECTORS

/s/ David Strang

David Strang
Executive Chairman

Vancouver, British Columbia
March 6, 2025

APPENDIX “A”
SUMMARY OF
AMENDED AND RESTATED STOCK OPTION PLAN
OF
ERO COPPER CORP.
Effective May 7, 2020
As Amended April 26, 2023

Key Terms	Summary
Administration
The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Stock Option Plan and to the direction of the Board, administers the Stock Option Plan and exercises all the powers and authorities either specifically granted to it under the Stock Option Plan or necessary or advisable in the administration of the Stock Option Plan, acting reasonably and in good faith and subject to and not inconsistent with the express provisions of the Stock Option Plan.
The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”.

Securities	Each Option entitles the holder thereof (an “Optionee”) to purchase one Share at an exercise price set at the time of the grant.
Eligibility	Any director, officer, employee, consultant or other personnel of the Company (including any subsidiary of the Company), as the Compensation Committee may determine.
Exercise Price
The exercise price of an Option will be determined by the Compensation Committee at the time of the grant, but will be no lower than the volume weighted average trading price of the Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter-dealer quotation network or other organized trading facility on which the Shares trade or are quoted from time to time) (the “Fair Market Value”). If the Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter-dealer quotation network or other organized trading facility for an extended period, the exercise price will be no lower than the Fair Market Value of the Shares at the time of the grant as determined by the Compensation Committee in its sole discretion acting in good faith.

Vesting and Exercise Period
The vesting and exercise period of an Option will be determined by the Compensation Committee at the time of grant; however, the expiry date of an Option shall be no later than five years from the date of grant, or in the case where the expiry date of an Option occurs during a period of time during which the Optionee cannot exercise or sell securities of Ero due to applicable policies of the Company in respect of insider trading (a “Blackout Period”) or within 10 business days after the expiry of the Blackout Period, then the expiry date for the Option will be the date that is the tenth business day after the expiry of the Blackout Period.

1

Cessation of Employment
Subject to certain limitations, in the event that an Optionee’s employment is terminated for any reason other than death, retirement, long-term disability or for cause, the Options held by such Optionee may be exercised within 60 days of termination, provided such Options have vested and not expired.
Subject to certain limitations, in the event that an Optionee’s employment is terminated due to retirement or as a result of long-term disability, unless the Compensation Committee determines otherwise, the Options held by such Optionee may be exercised within one year of retirement or termination as a result of long-term disability, provided such Options have vested and not expired. In addition, such Optionee’s unvested Options shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date.
Subject to certain limitations, in the event that an Optionee’s employment is terminated by reason of death, unless the Compensation Committee determines otherwise, the Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of such Optionee’s estate within one year following the death of the Optionee or prior to the expiry date, whichever is earlier.
In the event an Optionee’s employment is terminated for cause, the Options held by such Optionee shall expire and terminate immediately upon such Optionee ceasing to actively provide services to the Company in his or her capacity as a director, officer, employee or consultant, as the case may be.

Change of Control
Subject to the Compensation Committee’s ability to accelerate the vesting of Options at any time in its sole discretion, if the Company completes a transaction which results in a “Change of Control” (as defined in the Stock Option Plan), all unvested Options will vest, and if within 90 days (or such other period as the Compensation Committee determines) following the completion of such transaction an event(s) that would constitute “constructive dismissal” (as defined pursuant to common law) occurs, and if within 90 days (or such other period as the Compensation Committee determines) following the date of such “constructive dismissal” an Optionee’s employment is terminated (whether at the Optionee’s discretion or otherwise) then all Options held by such Optionee will remain exercisable until the earlier of 90 days (or such other period as the Compensation Committee determines) from the date of termination and the expiry date thereof.
Notwithstanding the foregoing, with respect to any performance-based Options granted under the Stock Option Plan, vesting of an Option will be dependent on achievement of the applicable performance criteria as of the date of the completion of the above-mentioned transaction and/or be prorated to the date of the completion of such transaction, as applicable.

2

Limitations
The total number of Shares issuable pursuant to the Stock Option Plan (subject to adjustments under the Stock Option Plan) together with all other security based compensation arrangements of the Company (including the Share Unit Plan discussed below) shall not exceed 7% of the Company’s issued and outstanding Shares, on a non-diluted basis, at the relevant time (currently 7,250,005 Shares, based on 103,571,507 Shares issued and outstanding as at the date of this Circular). Provided that such maximum number of Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Stock Option Plan, a number of Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Stock Option Plan.
Subject to certain limitations, the total number of Shares that may be issued to any individual Optionee under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) in any one-year period, shall not exceed 5% of the number of issued and outstanding Shares at the date of grant (the “Individual Limit”).
Subject to certain exceptions, the total number of Shares issuable to insiders of the Company as a group at any time and the total number of Shares issued to insiders of the Company as a group within any one-year period, under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed 7% of the issued and outstanding Shares, on a non-diluted basis, at the date of grant.
The total number of Shares that may be issued to any one insider of the Company under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed the Individual Limit.
The Fair Market Value of Options that may be granted to each non-employee director of the Company within any one-year period under the Stock Option Plan shall not exceed $100,000, and under the Stock Option Plan together with all other security based compensation arrangements of the Company (including the Share Unit Plan) shall not exceed $150,000.

Net Settlement of Options
The Stock Option Plan provides for the cashless exercise of Options, subject to certain limitations. The number of Shares issuable pursuant to any such cashless exercise is equal to the number determined by dividing (a) the product of the number of unexercised vested Options tendered for settlement by the difference between the Fair Market Value of one Share (calculated as at the date of settlement) and the exercise price of such Options, by (b) the Fair Market Value (calculated as at the date of settlement) of one Share, represented by the following formula:

A x (X-Y)
       X

Where:
A = the number of unexercised vested Options tendered for settlement
X = the Fair Market Value of the Shares on the date of settlement
Y = the exercise price of the Options tendered for settlement

3

Amendments
The Compensation Committee has the right to suspend, discontinue or amend the Stock Option Plan or any Option granted thereunder, provided that it obtains shareholder and necessary regulatory approval prior to certain amendments.
Subject to certain exceptions, approval from a majority of holders of Shares (and other voting securities of the Company) is required to effect the following amendments to the Stock Option Plan: (i) increasing the maximum number of Shares issuable, as a fixed percentage of the issued and outstanding Shares pursuant to the Stock Option Plan; (ii) amendments that would reduce the exercise price of an outstanding Option; (iii) make any amendments to the non-employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) extending the expiry date of any Option beyond its expiry date determined at the date of grant, except with respect to an expiry date that occurs during a Blackout Period; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) amendments to permit the transfer or assignment of Options, except to permit a transfer to a family member, to an entity controlled by the Optionee or a family member, to a charity or for estate planning or estate settlement purposes; and (vii) amendments to the amendment provisions of the Stock Option Plan.

Assignment	Rights respecting Options shall not be transferable or assignable other than by reason of death of the Optionee or by shareholder approval.
4

APPENDIX “B”
SUMMARY OF
AMENDED AND RESTATED SHARE UNIT PLAN
OF
ERO COPPER CORP.
Effective May 7, 2020
As Amended April 26, 2023

Key Terms	Summary
Administration
The Compensation Committee, in its sole and absolute discretion, but subject to the general purposes, terms and conditions of the Share Unit Plan, applicable securities and tax law requirements and to the direction of the Board: (i) interprets and administers the Share Unit Plan; (ii) may establish, amend and rescind any rules and regulations relating to the Share Unit Plan; and (iii) makes other determinations that the Compensation Committee deems necessary or desirable for the administration and operation of the Share Unit Plan.
The Compensation Committee is fully comprised of independent directors, as more particularly described under the heading “Corporation Governance Practices – Compensation Committee”.

Eligibility	Any director, officer, employee, or consultant of the Company or of any of its subsidiaries, as the Compensation Committee may determine.
Securities
Each vested Share Unit entitles the holder thereof (a “Share Unit Participant”) to receive on or about the applicable date of vesting of such Share Unit: (i) one Share; (ii) a cash amount equal to the Fair Market Value of one Share (the “Cash Consideration”) as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion.

Performance Conditions
At the time of grant of a Share Unit, the Compensation Committee may, in its sole discretion, establish performance conditions for the vesting of such Share Unit, which may include terms or conditions relating to: (i) the market price of the Shares; (ii) the return to holders of Shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the Share Units.
The performance conditions may be graduated such that different percentages (which may be greater or lesser than 100%) of the Share Units in a grant become vested depending on the extent of satisfaction of one or more performance conditions. The Compensation Committee may, in its discretion, subsequent to the grant of a Share Unit, waive any such performance condition or determine that it has been satisfied subject to applicable law. Each Share Unit for which vesting is subject to performance conditions is herein referred to as a “PSU”. Each Share Unit for which vesting is not subject to performance conditions is herein referred to as an “RSU”.

1

Vesting
Each RSU shall vest at such time as determined by the Compensation Committee at the time of grant. Each PSU shall vest at such time as determined by the Compensation Committee at the time of grant, subject to satisfaction of applicable Performance Conditions.
The vesting date of a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of Income Tax Act (Canada), as amended from time to time (the “Tax Act”), as such subsection may be amended or enacted from time to time.

Redemption
Each Share Unit will be redeemed on the date (the “Redemption Date”) selected by the Compensation Committee following the date of vesting of such Share Unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exceptions and restrictions.
The Redemption Date for a Share Unit is subject to compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act, as such subsection may be amended or enacted from time to time.

Deferral Date
Non-Canadian Share Unit Participants may elect to defer the receipt of all or any part of their entitlement to Shares and/or Cash Consideration, as applicable, until a date following the Redemption Date but no later than such individual’s date of retirement (the “Deferred Payment Date”). Non-Canadian Share Unit Participants who elect to set a Deferred Payment Date must provide prior notice to the Company and, subject to certain restrictions, may change a Deferred Payment Date by providing prior notice to the Company.

Dividends	When dividends are paid on Shares, each Share Unit Participant shall be credited with dividend equivalents in respect of the Share Units credited to his or her account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Share Units (including fractional Share Units) based on the Fair Market Value of the Share on the date credited and redeemed on the Redemption Date or a later deferred date, as applicable, of the Share Unit with respect to which the dividend equivalent was granted.
2

Cessation of Employment
Subject to certain restrictions, if a Share Unit Participant is terminated by the Company for cause or if a Share Unit Participant voluntarily terminates his or her employment for any reasons or resigns as a director, as applicable, all of his or her Share Units that have not reached their respective Redemption Dates as at the date of termination will be cancelled, and all of his or her Share Units that have reached their respective Redemption Dates as at the date of termination but redemption thereof has been deferred by the Share Unit Participant will be redeemed as soon as possible for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion.
Subject to certain restrictions, in the event that a non-director Share Unit Participant’s employment is involuntarily terminated for reasons other than cause, his or her Share Units will be redeemed on the date of termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time.
Subject to certain restrictions, in the event that a director Share Unit Participant is not re-elected at an annual or special meeting of shareholders of the Company, his or her Share Units will be redeemed on the date of the annual or special meeting of shareholders for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion, provided such Share Units have vested at such time.
Subject to certain restrictions, in the event that a Share Unit Participant dies, his or her Share Units will be redeemed upon the date of death for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion.

Change of Control
In the event that a Share Unit Participant is terminated for reasons other than cause within 12 months following a “Change of Control” (as defined in the Share Unit Plan), all Share Units held by such Share Unit Participant will be redeemed as soon as reasonably practical following such termination for Shares, Cash Consideration in lieu thereof or a combination of both, as determined by the Compensation Committee in its sole discretion; provided that in the event that any Share Units are subject to satisfaction of any performance conditions, the Compensation Committee shall consider the extent of satisfaction of such performance conditions in determining the number of Share Units to be redeemed.

3

Limitations
The number of Shares reserved for issuance under the Share Unit Plan: (i) together with the Shares issuable under all other security based compensation arrangements of the Company (including the Stock Option Plan), shall not exceed 7% of the total number of issued and outstanding Shares, on a non-diluted basis, subject to certain limited exceptions (currently 7,250,005 Shares, based on 103,571,507 Shares issued and outstanding as at the date of this Circular); and (ii) to any one Share Unit Participant within a 12-month period shall not exceed 2% of the total number of issued and outstanding Shares.
The number of Shares issuable to insiders of the Company as a group at any time and the number of Shares issued to insiders of the Company as a group within any one-year period, under the Share Unit Plan together with all other security based compensation arrangements of the Company shall not exceed 7% of the total number of issued and outstanding Shares, on a non-diluted basis.
The number of Shares issuable to non-employee directors of the Company as a group, under the Share Unit Plan, shall not exceed 1% of the total number of issued and outstanding Shares, on a non-diluted basis. The Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan shall not exceed $150,000. Notwithstanding the foregoing, the Fair Market Value of the Shares issuable to each non-employee director of the Company within any one-year period under the Share Unit Plan together with all security based compensation arrangements of the Company shall not exceed $150,000.

Amendments
The Compensation Committee has the right to suspend, terminate or amend the Share Unit Plan or any portion thereof, subject to certain restrictions and provided that it obtains any necessary prior shareholder and/or regulatory approvals.
The following amendments to the Share Unit Plan may be effected without obtaining prior shareholder approval: (i) amendments to the terms and conditions necessary to ensure that the Share Unit Plan complies with applicable regulatory requirements; (ii) amendments respecting administration of the Share Unit Plan; (iii) amendments respecting the terms and conditions on which Share Units may be granted; and (iv) amendments of a “housekeeping” nature.
Prior shareholder approval is required to effect any amendment to the Share Unit Plan related to: (i) the number or percentage of Shares available for grant; (ii) removing or exceeding the number of Shares issuable or that may be issued to insiders as a group under the Share Unit Plan; (iii) removing or exceeding the non-employee director participation limits (see last paragraph under the above heading “Limitations”); (iv) permitting the transfer or assignment of Share Units other than for normal estate settlement purposes; (v) change the categories of individuals who are eligible to participate in the plan, including where such change may introduce, re-introduce, broaden or increase the participation of non-employee directors under the Plan; (vi) changing the method of calculation of redemption of Share Units; (vi) extending the term for redemption of Share Units; and (vii) any amendments to the amendment provisions of the Share Unit Plan.

Assignment	Rights respecting Share Units shall not be transferable or assignable other than by will or the laws of decent and distribution or by shareholder approval.
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APPENDIX “C”
ERO COPPER CORP.
BOARD OF DIRECTORS MANDATE

1.Purpose
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of Ero Copper Corp. (“Ero” or the “Company”). The Board, directly and through its committees and the Chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.
2.Duties and Responsibilities
The Board shall have the specific duties and responsibilities outlined below.
Strategic Planning
(a)Strategic Plans
The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.
(b)Business and Capital Plans
At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.
(c)Monitoring
At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.
Risk Management
(a)General
At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.
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(b)Verification of Controls
The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.
Human Resource Management
(a)General
At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation.
(b)Succession Review
At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.
(c)Integrity of Senior Management
The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.
Corporate Governance
(a)General
At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.
(b)Director Independence
At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.
(c)Ethics Reporting
The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.
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(d)Board of Directors Mandate Review
At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules or regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.
Communications
(a)General
The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.
(b)Shareholders
The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.
3.Composition
General
The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; any Canadian residency requirements; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia), the Securities Act (British Columbia) and the notice of articles and articles of the Company, subject to any exemptions or relief that may be granted from such requirements.
Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

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Independence
A majority of the Board must be independent, subject to any exemptions or relief that may be granted from such requirement. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time.
Chair of the Board
The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall, from the time that the Company obtains a listing of its securities on a public market or stock exchange, select from among their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.
4.Committees of the Board
The Board has established the following committees: the Compensation Committee, the Audit Committee, the Nominating and Corporate Governance Committee and the Environmental, Health, Safety and Sustainability Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.
Committee Mandates
The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.
Delegation to Committees
The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.
Consideration of Committee Recommendations
As required by applicable law, by applicable committee mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

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Board/Committee Communication
To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.
5.Meetings
The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.
Meetings of the Board shall be conducted in accordance with the Company’s articles.
Secretary and Minutes
The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.
Meetings Without Management
The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present.
Directors’ Responsibilities
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.
Access to Management and Outside Advisors
The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

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Service on Other Boards
Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.
6.Management
Position Descriptions for Directors
The Board has approved position descriptions for the Chair, the Lead Director and the chair of each Board committee. At least annually, the Board (or the Nominating and Corporate Governance Committee if the Board so directs) shall review such position descriptions.

Position Description for CEO
The Board has approved a position description for the Chief Executive Officer, which includes delineating management’s responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee and/or the Nominating and Corporate Governance Committee reviewing this position description and such corporate goals and objectives.
7.Director development and evaluation
Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs.
8.No Rights Created
This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

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